As confidentially submitted to the Securities and Exchange Commission on August 12, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATI INTERMEDIATE HOLDINGS, LLC

to be converted as described herein to a corporation named

ARRAY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	83-2747826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3901 Midway Place NE

Albuquerque, New Mexico 87109

(505) 881-7567

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jim Fusaro

Chief Executive Officer

ATI Intermediate Holdings, LLC

3901 Midway Place NE

Albuquerque, New Mexico 87109

(505) 881-7567

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, P.C. Michael Kim, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Charlotte MacVane General Counsel and Chief Legal Officer ATI Intermediate Holdings, LLC 3901 Midway Place NE Albuquerque, New Mexico 87109 (505) 881-7567	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share		$	$	$

(1)	Includes shares of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares, if any. See “Underwriting.”
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

ATI Intermediate Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately after effectiveness of this registration statement, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, intends to change its name, and ATI Intermediate Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Array Technologies, Inc. as described in the section “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, the members of ATI Intermediate Holdings, LLC will become holders of shares of common stock of Array Technologies, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of ATI Intermediate Holdings, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock of Array Technologies, Inc. are being offered by the accompanying prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2020.

             Shares

Array Technologies, Inc.

Common Stock

This is an initial public offering of shares of common stock of Array Technologies, Inc. (“Array Technologies”). All of the shares of common stock are being sold by the selling stockholder named in this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder. The selling stockholder is offering              shares of common stock to be sold in the offering.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list our common stock on the              under the symbol “            .”

We are an “emerging growth company” as defined under the U.S. federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. (“Oaktree Power”), Oaktree ATI Investors, L.P. (“Oaktree Investors” and, together with Oaktree Power, “Oaktree”) and Ron P. Corio, our founder, currently beneficially own a majority of our common stock through ATI Investment Parent, LLC (“Parent”), which currently owns 100% of our common stock. Following this offering, Oaktree and Ron Corio will beneficially own shares of our common stock, which will represent approximately     % of our total outstanding shares of common stock. Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the             . See “Management—Controlled Company Exemption” and “Principal and Selling Stockholder.”

See “Risk Factors” beginning on page 15 to read about factors you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to the selling stockholder, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the selling stockholder has granted the underwriters the option to purchase up to an additional              shares at the initial public offering price less the underwriting discount within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                 , 2020 through the book-entry facilities of the Depositary Trust Company.

Prospectus dated                  , 2020.

i

About This Prospectus

Unless the context otherwise requires, all references in this prospectus to the “Company,” “Array Technologies,” “we,” “us,” “our” or similar terms refer to ATI Intermediate Holdings, LLC and its consolidated subsidiaries before the Corporate Conversion, and Array Technologies, Inc. and, where appropriate, its subsidiaries after the Corporate Conversion. See “Corporate Conversion.”

We, the selling stockholder and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholder and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we, the selling stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Trademarks

This prospectus contains references to our trademarks, trade names and service marks. “DuraTrack” and “DuraRack” are trademarks of Array Technologies, Inc. in the United States and/or other countries. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market and Industry Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned “Prospectus Summary,” “Industry Overview” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including IHS Markit—Global PV Tracker Market Report—2020 (June 30, 2020), IHS Markit—PV Installations Tracker—Q2 2020 (June 19, 2020), Bloomberg New Energy Finance—U.S. Wind and PV Capex by Region (April 8, 2020), Bloomberg New Energy Finance—Global Capex Benchmark, Utility-Scale PV (April 28, 2020) and Bloomberg New Energy Finance—2Q 2020 Global PV Market Outlook (May 20, 2020). Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

ii

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

iii

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, all references to “solar energy projects” or “projects” mean solar photovoltaic systems that produce electricity. When used to describe a solar energy project, megawatts (“MWs”) or gigawatts (“GWs”) means the direct current capacity of a solar energy project under standard temperature and conditions. When used to describe a mounting system, MWs or GWs means a mounting system of the size necessary for a solar energy project with that capacity. Unless the context otherwise requires, references to “installations” mean the total capacity of solar energy projects or mounting systems measured in MWs or GWs that were installed in the period. Unless the context otherwise requires, descriptions of the percentage of the market that are represented by a particular type of solar project or mounting system are based on the installed capacity in that period.

Our Company

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy than projects that use “fixed tilt” mounting systems. Trackers represent between 10% and 15% of the cost of constructing a ground-mounted solar energy project, and approximately 70% of all ground-mounted solar energy projects constructed in the U.S. during 2019 utilized trackers according to Bloomberg New Energy Finance and IHS Markit, respectively.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to engineering, procurement and construction firms (“EPCs”) that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. In 2019, we derived 86%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively. As of June 30, 2020, there were more than 17 GWs of our trackers operating worldwide, including over 14 GWs in the U.S., representing nearly 30% of the total utility scale solar generation capacity installed in the U.S.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of June 30, 2020, we had 343 full-time employees.

Our Tracker System

Large-scale solar energy projects are typically laid out in successive “rows” that form an “array.” An array can have dozens of rows with more than 100 solar panels in each row. With a single-axis tracker system, motors and gears cause each row of solar panels to rotate along their north-south axis to continually align the row with the sun throughout the day. Different tracker manufacturers use different approaches to rotate the panels in a row. We have patented single-axis tracker systems that use one electric motor to drive the rotation of multiple rows through articulated driveline joints, require only a single bolt clamp to attach solar panels and automatically stow in high wind conditions. We refer to our design as the “DuraTrack” system. We believe our DuraTrack system has significant advantages, including:

•

Requiring fewer motors per megawatt than competing products. Our tracker system uses less than one motor per megawatt which compares with more than 25 motors per megawatt for our largest competitor. Using fewer motors per megawatt lowers the cost, reduces the number of failure points and minimizes the maintenance requirements of our system. Fewer motors per megawatt also reduces the number of motor controllers and the amount of wiring and other ancillary parts that are required for the system, which further reduces cost, simplifies installation and improves reliability.

•

Creating site design flexibility. Our drive-shaft joints articulate, which allows successive rows in the array to be offset by a combined angle of up to 40 degrees horizontally or vertically. The ability to offset rows allows our customers to accommodate undulating terrain and irregular site boundaries without the need for extensive grading. Eliminating grading reduces construction costs, maximizes the use of available land and helps preserve the site environment.

•

Enabling higher power density than competing products. Our system is designed to minimize “dead space,” which we define as any area in the system that could otherwise be occupied by a solar panel. Minimizing dead space is important to our customers because maximizing power production per acre increases their return on investment. Our system minimizes dead space by locating our gearbox and drive shafts below the solar panels, as opposed to next to them in some of our competitors’ systems, and by using our patented low-profile clamps that require less than 1⁄4 inch of spacing between each panel in a row. Together, we believe these features allow our system to generate approximately 5% more power per acre than our largest competitor’s comparative design.

•

Making installation easier. The amount of labor and time required during construction are major contributors to the cost of a solar energy project. We believe our tracker is simpler and faster to install than competing products because it has fewer parts, requires only one bolt to attach each solar panel, ships largely preassembled from our factory, is efficiently packaged based on component location in the array rather than by part type, and does not require any special tools to install.

•

Automatically stowing in high wind conditions. Most damage to ground-mounted solar arrays is caused by high winds. Avoiding wind damage requires rotating the panels to minimize lifting forces as wind speeds increase. This feature is commonly referred to as “wind stow.” While most trackers have a wind stow capability, we believe our products are the only trackers that automatically move into a stow position when wind forces reach a threshold level without requiring sensors, motors or electrical power as do most competing systems. We refer to this capability as “passive stow.” We believe passive stow is a significant competitive advantage because users of our trackers are not exposed to the possibility of severe damage to their arrays from a failure to stow stemming from a loss of power or electronic component failure. Additionally, our trackers stow each row individually based on the wind force at that particular row, which allows unaffected rows in the array to continue to generate power while many of our competitors’ products indiscriminately stow the entire array.

•

Having high reliability and no scheduled maintenance. We have designed our tracker to minimize the number of components and potential failure points, provide redundancy in the event of a component failure and eliminate the need for scheduled maintenance, which reduces the total cost of ownership and improves return on investment for the users of our products.

•	Incorporating software and machine learning capabilities that enhance performance. Trackers are typically programmed to rotate panels in an array on a defined schedule. These schedules are made based on the average angle of insolation for the general area where the project is located but do not usually take into account the site’s specific terrain, weather or air quality conditions. We have developed a software offering called SmarTrack that uses site-specific weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production. Our SmarTrack software does not require additional hardware and we believe it enables greater energy production relative to competing products.

•

Meeting prospective national security requirements for U.S. critical energy infrastructure. Large solar energy projects are subject to heightened and evolving reliability and cybersecurity standards reviewed and approved by the U.S. government. We believe our tracker system is inherently more secure than some of our competitors’ products because we do not use controllers and other key components from manufacturers in countries that may be deemed to be threats to U.S. national security or rely on open, wireless communication protocols that can be easily hacked. As cyber attacks on infrastructure become more prevalent, we believe the U.S. government will impose increasingly stringent cyber security requirements on solar energy projects. For example, in May 2020, the President of the United States issued an Executive Order prohibiting certain importations and acquisitions of “bulk-power system electric equipment” with a nexus to foreign adversaries when such transactions pose an unacceptable national security risk. While regulations related to the Executive Order have not yet been finalized, we believe they will reinforce the cyber security advantages of our products because our products do not pose the foreign adversary and cyber security-related risks that we expect the Executive Order to primarily target, while some of our competitors’ systems may.

Our Market Opportunity

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. Historically, we have derived the majority of our revenues from the sale of trackers used in solar energy projects located in the U.S.

U.S. Solar Market. Solar is the fastest growing form of electricity generation in the U.S. From 2014 to 2019, annual installations of ground-mounted solar generation capacity in the U.S. grew at a compound annual growth rate of 20% and represented nearly 22% of all new generation over one megawatt brought online over the same time period, according to IHS Markit and the Federal Energy Regulatory Commission, respectively. IHS Markit forecasts that this rapid growth will continue, with annual installations of ground-mounted solar generation capacity in the U.S. increasing from 10.9 GWs in 2019 to 19.6 GWs in 2023, representing a compound annual growth rate of 16%. We believe key drivers supporting continued growth in U.S. solar generation include:

•

Expanding state regulations requiring that an increasing proportion of the energy sold in the state come from renewable sources. As of June 2020, 30 U.S. states, three territories and the District of Columbia had adopted Renewable Portfolio Standards (“RPSs”), which mandate that a certain percentage of electricity sold in the jurisdiction by a certain date must come from renewable energy resources. An increasing number of these states and the District of Columbia have passed legislation, regulations or administrative or executive orders targeting 100% renewable or clean energy by 2050 or earlier. We believe that utilities and independent power producers will build a growing number of solar energy projects to meet these targets.

•

Decommissioning of fossil-fuel and nuclear generation. According to the U.S. Energy Information Administration, 177 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years, representing more than 105 GWs of generation capacity, or approximately 10% of the total U.S. generation capacity as of May 2020. We believe that a significant proportion of these plants will be replaced by solar energy projects because of their environmental benefits and competitive cost compared to fossil and other forms of generation.

•

Increasing economic competitiveness of solar energy with fossil generation as measured by the levelized cost of energy (“LCOE”). LCOE represents the average cost per unit of electricity of building, financing, operating and maintaining a power plant over its operating life. The U.S. Energy Information Administration estimates that the LCOE for new solar generation capacity entering service in 2021 is $37.44 per megawatt hour without federal tax incentives and $28.88 per megawatt hour with federal tax incentives, which is lower than the cost of building new power plants that burn natural gas or coal and lower than the cost of operating existing fossil fuel generation in certain instances. Furthermore, improvements in system performance and efficiency are contributing to continued declines in LCOE, making utility-scale solar with trackers an increasingly preferred source of new generation capacity, even without incentives or subsidies and apart from environmental considerations.

•

Electrification of equipment and infrastructure that has historically been powered by fossil fuels. Aggressive electrification of energy end uses such as transportation, space heating and water heating are needed for the U.S. and the world to achieve ambitious greenhouse gas emission reduction goals, according to the Lawrence Berkeley National Laboratory. Federal, state and local governments have responded with a variety of measures to incentivize electrification, ranging from tax credits for electric vehicles to prohibitions on gas lines into new construction to banning gasoline-powered lawn tools. We believe that the substitution of electricity for fossil fuels in vehicles, appliances and residential and commercial building systems will significantly increase electricity consumption over time. Higher levels of electricity consumption will need to be met with new generation, which we believe will increasingly come from new solar energy projects.

•

Growing corporate support for decarbonization of energy. 245 companies in the S&P 500 had publicly disclosed emissions reduction targets as of October 2019, 240 major companies had pledged to source 100% of their energy from renewables as part of the international RE100 initiative as of July 2020, and four companies had made the Amazon Climate Pledge as of July 2019, which calls on its signatories to be net zero carbon across their businesses by 2040. We believe that corporate commitments to reduce the carbon intensity of their businesses and use renewable energy will result in increasing demand for solar energy projects.

•

Accelerating deployment of utility-scale battery storage. By storing the energy generated from solar energy projects and making it available at night or when weather conditions limit the amount of sunlight, battery storage makes solar energy a viable form of baseload generation. We believe that demand for solar energy projects to replace fossil-fuel fired baseload generation will increase as utility-scale battery storage decreases in cost and becomes more widely available.

U.S. Tracker Market. Trackers are the fastest growing ground-mounting system for solar in the U.S. From 2017 to 2019, U.S. installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 35%, approximately 1.5 times faster than the compound annual growth rate of installations of all ground-mounted solar generation over the same period, according to IHS Markit. Installations of trackers grew faster than the total installations of ground-mounted solar generation in the U.S. because the percentage of ground-mounted solar installations that used trackers increased from approximately 60% in 2017 to approximately 70% in 2019. We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more energy for only a modest increase in capital cost and therefore have a lower LCOE than projects that do not use trackers. IHS Markit forecasts that growth in installations of trackers will continue to outpace growth in total installations of ground-mounted solar, with annual installations of trackers growing at a compound annual growth rate of 19% between 2019 to 2023.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in the solar energy market, reinforce our leadership position in the mounting systems market and distinguish us from our competitors:

•

Direct beneficiary of the global energy transition. Nations are rapidly moving to decarbonize their economies in order to reduce air pollution and fight climate change. A key element of decarbonizing the global economy is transitioning electricity generation from fossil fuels to renewable energy. Solar energy has become one of the lowest cost, most reliable and most flexible forms of renewable energy generation and is becoming a preferred option for electricity generation worldwide. As a leading provider of ground-mounting systems for solar energy projects, we benefit directly from the global transition to renewable energy through growing demand for our products. We estimate that approximately 15% of the future spending on ground-mounted solar energy projects can be addressed by our products.

•

Products independently verified to deliver the lowest cost of ownership and highest reliability. TÜV Rheinland PTL, an internationally-recognized testing, inspection and certification company that has been providing independent evaluations of equipment used in solar energy projects for more than three decades, found that projects using our tracker system would achieve a 6.7% lower LCOE, 4.5% higher net present value, and 31% lower operations and maintenance cost than projects that used competing single row control architectures. We believe that independent verification of the superior total cost of ownership and higher reliability of our products helps us to attract and retain customers and grow our market share.

•

Panel technology agnostic. All solar panels require mounting systems, and our products are designed to work with all types of solar panels. As a result, we do not believe we are exposed to risk from changes in solar panel technology or shifts in market share between different manufacturers of solar panels. As long as there is demand for ground-mounted solar energy projects, we believe there will be demand for our products.

•

Demonstrated ability to reduce the cost of our products while increasing profit margins. In order to enhance the competitiveness of our products and increase our margins, we continually work to reduce the cost of our products through innovation and rigorous supply chain management. These efforts have resulted in a reduction in cost of goods sold by approximately 19% from 2017 through 2019. This has allowed us to reduce selling prices by approximately 15% over the same period, driving significant increases in revenues, while simultaneously increasing gross profits and gross margins.

•

Experienced engineering team with a track record of continuous innovation. We have successfully introduced three generations of trackers. We believe each new version has delivered significant improvements in performance, reliability and total cost of ownership. As of June 30, 2020, approximately 30% of our salaried employees were engineers with expertise in software, electronics, material science, structural mechanics and civil engineering. We believe that our engineering expertise will enable us to continually improve the functionality and reliability of our products while reducing their cost.

•

Intellectual property and trade secrets portfolio. We maintain a portfolio of intellectual property and trade secrets related to our projects and business processes. Our core U.S. patent on a linked-row, rotating gear drive tracker (U.S. Patent No. 8,459,249) has also been issued in a number of other jurisdictions, including Australia, Chile, Germany, the European Patent Office, Spain, France and the U.K. We have also been granted six additional U.S. patents generally covering, among other things, technologies related to panel clamps/brackets, utilizing torque limiters to reduce hinge moment forces, and clearing obstructions. These additional patents have also been issued in a number of jurisdictions and are pending in others around the world. We have brought successful actions against competitors who have infringed on our intellectual property and our core U.S. patent was recently upheld in an inter partes review by the U.S. Patent and Trademark Office. In addition to our patents, we maintain a portfolio of trade secrets relating to, among other things, our pricing strategies, cost structures, sales pipelines and unpatented technology.

•

Highly scalable manufacturing with low capital intensity. We are an engineering and technology centric company with an assembly-focused manufacturing model. Approximately 80% of our cost of goods sold consists of purchased components, including motors, gearboxes, electronic controllers and steel tubing that we source from third-party suppliers. The remainder of our cost of goods sold is primarily labor to fabricate and assemble certain specialized parts of our system. As a result, our business requires minimal capital investment and generates significant cash flow, which has allowed us to make investments in research and development, repay debt and make distributions to our stockholders.

•

Rigorous supply chain management supported by a sophisticated enterprise resource planning (“ERP”) system. We have made substantial investments in our systems and supply chain designed to minimize material movement, working capital investment and costs of goods sold while enabling us to rapidly deliver large volumes of our products to project sites around the world. To minimize material movement and working capital investment, we typically ship purchased components representing at least 50% of our cost of goods sold directly from our suppliers to our customers’ sites. To lower our cost of goods sold, we employ components that are mass produced and widely available to maintain security of supply and to benefit from existing economies of scale. In addition, we believe the large volume of purchases that we make afford us preferential pricing and terms from our suppliers, which creates a competitive advantage.

•

U.S. operations that reduce the potential impact of trade tariffs. We are a U.S. company and our principal operations and manufacturing facility are in Albuquerque, New Mexico. We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

•

Adherence to environmental, social and governance (“ESG”) principles. We believe that our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. We plan to report information about our business under the Global Reporting Initiative, which maintains a public database for governments and businesses to communicate their impacts on climate change, human rights and corruption.

Our Strategy

Our mission is to leverage our technology, people and processes to deliver solutions for the new energy economy that improve the performance, increase the reliability and reduce the cost of renewable energy. Key elements of our strategy include:

•

Delivering product innovations that will convert more customers to our products. We believe we have a long track record of delivering innovative products that lower our customers’ LCOE while maintaining high reliability. Our strategy is to grow our market share by reducing the manufacturing, installation and ownership cost of our products through improved design, performance and cost. We are currently developing the next generation of our DuraTrack system which we believe will deliver significant improvements in all of these areas.

•	Leveraging our global supply chain and economies of scale to reduce product cost. Purchased components are the largest contributor to our cost of goods sold. Our strategy is to continually reduce our cost of goods sold by leveraging the large volumes of materials and components we purchase against multiple, qualified suppliers to obtain the best price and terms while ensuring availability of inputs and mitigating the risk of supply chain disruptions.

•

Growing our international business. Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019 according to IHS Markit. While our historical focus has primarily been the U.S. given the size and attractiveness of that market, we have recently made investments in our international sales capability and supply chain to secure and deliver on orders globally. Components of our international growth strategy include leveraging our relationships with existing customers, many who develop and construct projects globally; marketing region-specific products tailored to the unique needs of particular geographies; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement.

•

Creating new revenue streams that leverage our large installed base. We believe that the significant and continued growth in our installed base creates opportunities to sell products, software and services related to our tracker systems. Our strategy is to introduce a targeted set of offerings over time, including hardware and software upgrades and retrofits, as well as preventative maintenance and extended warranty plans that we believe can generate high margin, recurring revenues.

•

Expanding into related products and services in adjacent markets organically or through acquisition. Our strategy is to leverage our engineering capabilities, supply chain, sales and marketing resources, and customer relationships to expand our business into products and services for adjacent markets. We are currently evaluating markets for related products that are used in solar energy projects but that we do not currently supply, including foundations and electrical balance of system components, as well as other types of mounting and support structures used in electrical infrastructure. We may enter these markets by developing new products organically or through acquisitions.

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to, the following:

•	if demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer;

•

existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems, which may significantly reduce demand for our products or harm our ability to compete;

•

if we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;

•

we may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate;

•

the interruption of the flow of materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;

•	changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows;

•	risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations;

•	the viability and demand for solar energy are impacted by many factors outside of our control, which makes it difficult to predict our future prospects;

•

a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow;

•

the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business;

•	a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects;

•

an increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for customers to finance the cost of a solar energy system and could reduce the demand for our products;

•

defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers;

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements; and

•	certain provisions in our certificate of incorporation and our by-laws that may delay or prevent a change of control.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	presenting only two years of audited financial statements and only two years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

Our Sponsor

Oaktree is a leader among global investment managers specializing in alternative investments, with $122 billion in assets under management as of June 30, 2020. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,000 employees and offices in 19 cities worldwide.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name ATI Intermediate Holdings, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately after the effectiveness of the registration statement of which this prospectus forms a part, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, will change its name, and ATI Intermediate Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Array Technologies, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see “Corporate Conversion.”

Corporate Information

ATI Intermediate Holdings, LLC is a Delaware limited liability company formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC. Array Technologies, Inc., our operating company, was incorporated in the State of New Mexico in 1992. Our principal executive offices are located at 3901 Midway Place NE, Albuquerque, New Mexico 87109 and our telephone number at this address is (505) 881-7567. Our website is https://arraytechinc.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by the selling stockholder	shares.

Option to purchase additional shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to additional shares of our common stock from the selling stockholder at the initial public offering price less the underwriting discount.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We will not receive any proceeds from this offering. All of the shares of common stock are being sold by the selling stockholder named in this prospectus.

Controlled company	Upon completion of this offering, Oaktree and Ron P. Corio will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of the , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption.”

Dividend policy	We did not declare any dividends in the years 2019 and 2018, and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including, restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Listing	We have applied to list our common stock on under the symbol “ .”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•	gives effect to a 1-for- reverse split of our common stock that was effected on , 2020;

•	assumes an initial public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of common stock from the selling stockholder in this offering;

•	does not reflect the issuance of up to shares of common stock reserved for future grants or sale under our new long-term incentive plan (the “LTIP”); and

•	the effectiveness of our conversion from a Delaware limited liability company to a Delaware corporation, which will occur immediately after the effectiveness of this registration statement.

Summary Consolidated Financial and Other Data

The following table summarizes our consolidated financial and other data. We have derived the summary consolidated statements of operations and cash flows data for 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the sections captioned “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,
	2018	2019
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$290,783	$647,899
Cost of revenue	279,228	497,138

Gross profit	11,555	150,761

Operating expenses:
General and administrative	46,053	41,852
Depreciation expense	202	250
Amortization of intangibles	26,506	25,250

Total operating expenses	72,761	67,352

Income (loss) from operations	(61,206)	83,409
Other Expense:
Other expense, net	(447)	(33)
Interest expense	(19,043)	(18,797)

Total other expense	(19,490)	(18,830)

Income before income tax expense (benefit)	(80,696)	64,579
Income tax expense (benefit)	(19,932)	24,834

Net income (loss)	$(60,764)	$39,745

Weighted-average number of units outstanding, basic and diluted	1	1

Earnings (loss) per unit, basic and diluted	$(60,764)	$39,745

Pro forma earnings (loss) attributable to common stockholders (unaudited)

Pro forma weighted-average common share outstanding (unaudited)
Basic

Diluted

Pro forma net income per common share (unaudited)
Basic

Diluted

	As of December 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$40,826	$361,257
Total assets	509,861	923,581
Total liabilities	245,387	618,430
Total member’s equity	$264,474	$305,151

	Year Ended December 31,
	2018	2019
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(11,727)	$386,073
Net cash used in investing activities	(6,430)	(1,697)
Net cash provided by (used in) financing activities	50,863	(63,945)

	Year Ended December 31,
	2018	2019
	(in thousands)
Other Financial Information:
Adjusted EBITDA(1)	$(23,569)	$119,158
Capital expenditures(2)	$2,073	$1,697

(1)

We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) plus (i) interest expense, (ii) other (income) expense, (iii) income tax expense (benefit), (iv) depreciation expense, (v) amortization of intangibles, (vi) share based compensation, (vii) ERP implementation costs, (viii) certain legal expense, and (ix) other costs.

Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA: (i) as a factor in evaluating management’s performance when determining incentive compensation; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; does not reflect income tax expense or benefit; and other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2018 and 2019, respectively:

	Year Ended December 31,
	2018	2019
	(in thousands)
Net income (loss)	$(60,764)	$39,745
Interest expense	19,043	18,797
Other expense	447	33
Income tax expense (benefit)	(19,932)	24,834
Depreciation expense	202	250
Amortization of intangibles	26,506	25,250
Share based compensation	—	799
ERP implementation costs(a)	5,810	2,874
Legal expense(b)	1,483	3,915
Other costs(c)	3,636	2,661

Adjusted EBITDA	$(23,569)	$119,158

(a)	Represents consulting costs associated with our enterprise resource planning system implementation in 2018.
(b)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgment has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(c)

Represents (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.4 million in 2018 and 2019, respectively, that we do not expect to re-occur in the future; and (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future.

(2)	Capital expenditures represent cash paid in the period for the purchase of property, plant and equipment but does not include any repair and maintenance costs as these are expensed when incurred.

Risk Factors

Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

If demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer.

Our solution is utilized in large-scale ground-mounted solar energy projects. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers and businesses will adopt solar energy as an alternative energy source at levels sufficient to grow our business. If demand for solar energy fails to develop sufficiently, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete.

Federal, state, local and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility, and (4) that reduce barriers for third parties to challenge PURPA eligibility. The net effect of these changes is uncertain, as FERC’s final rules do not become effective until 120 days after publication in the Federal Register, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the U.S., Europe or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor electric utilities, non-solar generation, or other market participants, or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors from duplicating our processes or technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We have applied for patents in numerous countries across the world, including in the United States, Europe, and China, some of which have been issued. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. While a presumption of validity exists with respect to United States patents issued to us, there can be no assurance that any of our patents, patent applications, or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around, or rendered unenforceable. If we fail to obtain issuance of patents or registration of other intellectual property, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, pursuant to, for example, judicial or administrative proceedings including re-examination, post-grant review, interference, opposition, or derivation proceedings, the coverage of patents and other intellectual property rights afforded our products could be impaired. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subjected to attacks on ownership, validity, enforceability, or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products. Moreover, our patents and patent applications may only cover particular aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. There can be no assurance that third parties will not create new products or methods that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed, or otherwise violated. Filing, prosecuting, maintaining, and defending our intellectual property in all countries throughout the world may be prohibitively expensive, and we may choose to forego such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We have initiated, and may in the future need to initiate infringement claims or litigation in order to try to protect or enforce our intellectual property rights. For instance, we have brought an action against a competitor in connection with misappropriation of trade secrets that remains pending. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and our patent applications or applications for other intellectual property registrations at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time we may be subject to claims of infringement, misappropriation, or other violation of patents or other intellectual property rights and related litigation, and, if we gain greater recognition in the market, we face a higher risk of being the subject of these types of claims. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content, or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results would materially and adversely affect our business, financial condition, results of operations and prospects. Finally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We purchase some of our components and materials outside of the United States through arrangements with various vendors. Political, social or economic instability in these regions, or in other regions where our products are made, could cause disruptions in trade, including exports to the United States. Actions in various countries, particularly China and the United States, have created uncertainty with respect to tariff impacts on the costs of some of our components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports, including as a result of the escalating trade war between China and the United States;

•

the potential imposition of restrictions on our acquisition, importation, or installation of equipment under future U.S. regulations implementing the Executive Order on Securing the United States Bulk-Power System;

•	quotas imposed by bilateral trade agreements;

•	foreign currency fluctuations;

•	natural disasters;

•

public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects, such as the ongoing novel coronavirus outbreak originating in China;

•	theft;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of vendors; and

•	significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition or results of operations.

Changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products or for products used in solar energy projects more broadly, such as module supply and availability. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports pursuant to Section 301 of the Trade Act of 1974 and has imposed additional tariffs on steel and aluminum imports pursuant to Section 232 of the Trade Expansion Act of 1962. To the extent we continue to use overseas suppliers of steel and aluminum, these tariffs could result in interruptions in the supply chain and impact costs and our gross margins. Additionally, in January 2018, the United States adopted a tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products. Furthermore, in July 2018, the United States adopted a 10% tariff on a long list of products imported from China under Section 301 of the Trade Act of 1974, including, inverters and power optimizers, which became effective on September 24, 2018. In June 2019, the U.S. Trade Representative increased the rate of such tariffs from 10% to 25%. While these tariffs are not directly applicable to our products, they could impact the solar energy projects in which our products are used, which could lead to decreased demand for our products.

On January 15, 2020, the United States and China entered into an initial trade deal that preserves the bulk of the tariffs placed in 2018 and maintains a threat of additional tariffs should China breach the terms of the deal.

Tariffs and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems in the United States increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand of solar systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers, suppliers, and manufacturing partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.

We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations.

Our business could be adversely impacted by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) pandemic first identified in Wuhan, China. Any widespread outbreak of contagious diseases, and other adverse public health developments, could cause disruption to, among other things, our ground operations at project sites, our manufacturing facilities and our suppliers and vendors located in the United States, India and elsewhere and have a material and adverse effect on our business operations. Our ground operations at project sites, our manufacturing facilities and our suppliers and vendors could be disrupted by worker absenteeism, quarantines, shortage of COVID-19 test kits and personal protection equipment for employees, office and factory closures, disruptions to ports and other shipping infrastructure, or other travel or health-related restrictions. If our ground operations at project sites, our manufacturing facilities and our suppliers or vendors are so affected, our supply chain, manufacturing and product shipments will be delayed, which could adversely affect our business, operations and customer relationships. For example, our suppliers and vendors in India have been affected by business closures and disruptions to ports and other shipping infrastructure. In addition, the macroeconomic effects of the COVID-19 pandemic in the United States and other markets has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and impact our operating results.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the COVID-19 pandemic can be controlled and abated. Further, while jurisdictions in which we operate have gradually allowed the reopening of businesses and other organizations and removed the sheltering restrictions, it is premature to assess whether doing so will result in a meaningful increase in economic activity and the impact of such actions on further COVID-19 cases.

We are monitoring the recent global health emergency driven by the potential impact of the COVID-19 pandemic, along with global supply and demand dynamics. The extent to which these events may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Although we have thus far avoided significant impact to performance of operations, and have not incurred, to date, liquidated damages due to delay, we have encountered and could encounter in future project delays due to impacts on suppliers, customers, or others. The duration and intensity of these impacts and resulting disruption to our operations is uncertain and continues to evolve as of the date of this registration statement. Accordingly, management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

To the extent the COVID-19 pandemic adversely affects our financial condition, operating results and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We may not be eligible to participate in the relief programs provided under the recently adopted Coronavirus Aid Relief, and Economic Security (CARES) Act and even if we are eligible we may not realize any material benefits from participating in such programs.

The U.S. government has taken a number of actions to mitigate the impact of the COVID-19 pandemic on the U.S. economy. Among other steps taken, the Federal Reserve cut the federal funds rate in March 2020, and also lowered the interest rate on emergency lending at the discount window and lengthened the term of loans to 90 days. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law. Key provisions of the CARES Act include one-time payments to individuals, strengthened unemployment insurance, additional health-care funding, loans and grants to certain businesses, and temporary amendments to the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Small Business Administration was tapped to lead the effort to loan funds to small businesses, in conjunction with banks. The Federal Reserve and the U.S. Treasury have also responded with lending programs under the CARES Act. Further, the Federal Reserve has intervened with a number of credit facilities intended to keep the capital markets liquid.

The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. While we have not been eligible to participate in certain relief programs provided under the CARES Act, such as the Paycheck Protection Program, we are evaluating the applicability of other relief programs provided under the CARES Act to the Company, and the potential impacts on our business. The Company began deferring the employer portion of social security payments in April 2020. In June 2020, the Company filed a carryback claim for a tentative refund of $13.0 million pursuant to the CARES Act that extended net operating loss carryback provisions.

Accounting for the income tax effects of the CARES Act and subsequent guidance issued will require complex new calculations to be performed and significant judgments in interpreting the legislation. Additional guidance may be issued on how the provisions of the CARES Act will be applied or otherwise administered that is different from our interpretation. While we may determine to apply for such credits or other tax benefits provided under the CARES Act, there is no guarantee that we will meet any eligibility requirements to benefit from any of the tax relief provisions under the CARES Act or, even if we are able to participate, that such provisions will provide meaningful benefit to our business.

The viability and demand for solar energy are impacted by many factors outside of our control, which makes it difficult to predict our future prospects.

The viability and demand for solar energy, and in turn, our products, may be affected by many factors outside of our control. While we have been in existence since 1989, we have recently grown and expanded significantly. Our recent significant growth and expansion, combined with the rapidly evolving and competitive nature of our industry, makes it difficult to predict our future prospects. We have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. Some of the factors outside of our control which may impact the viability and demand for solar energy include:

•	cost competitiveness, reliability and performance of solar energy systems compared to conventional and non-solar renewable energy sources and products;

•	availability and scale and scope of government subsidies and incentives to support the development and deployment of solar energy solutions;

•	prices of traditional carbon-based energy sources;

•	levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows;

•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products; and

•	if we do not manage these risks and overcome these difficulties successfully, our business will suffer.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations, and cash flow.

We are dependent on a relatively small number of customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. For the year ended December 31, 2019, the Company’s largest customer and five largest customers constituted 17.2% and 50.1% of total revenues, respectively. Two customers, Blattner Energy Inc. and EDF Renewables, make up 28.7% of revenue and are the only customers constituting greater than 10% of total revenue. The loss of any one of the Company’s significant customers, their inability to perform under their contracts, or their default in payment, could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry, and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. For the near future, we may continue to derive a significant portion of our net sales from a small number of customers. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could materially reduce net sales and operating results in any reporting period.

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments of renewable energy credits associated with renewable energy generation, and an exclusion of solar energy systems from property tax assessments. See “Business—Government Incentives.”

For example, the solar investment tax credit (“ITC”) provides a federal income tax credit for developers of commercial solar projects. The ITC was originally enacted by Congress in 2005 with a multi-year extension approved in 2015. Under the current text of the legislation, the tax credit phases down over a four-year period beginning in 2020 as follows: 30% for 2019, 26% for 2020, 22% for 2021, and 10% for 2022 or later. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenues.”

The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives and regulations mandating the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity or regulations mandating the use of renewable energy may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. These reductions or terminations may occur without warning.

In addition, federal, state, local and foreign government bodies have implemented various policies that are intended to promote renewable electricity generally or solar electricity in particular. Chief among these policies is the RPS. Currently, 30 U.S. states, the District of Columbia, and 3 U.S. territories have implemented some form of RPS, which mandates that a certain portion of electricity delivered by regulated utilities to customers come from a set of eligible renewable energy resources by a certain compliance date. RPSs vary widely by jurisdiction. In some areas, requirements have been satisfied and utilities must only prevent reductions in qualifying energy purchases and sales, while other jurisdictions’ RPSs continue to require substantial increases, up to 100 percent renewable electric generation, with final compliance dates typically 20 or more years out.

While the recent trend has been for jurisdictions with RPSs to maintain or expand them, there have been certain exceptions and there can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and our business.

Moreover, policies of the U.S. presidential administration may create regulatory uncertainty in the renewable energy industry, including the solar energy industry, and adversely affect our business. For example, in June 2017, the U.S. President announced that the United States would withdraw from participation in the 2015 Paris Agreement on climate change mitigation, and in June 2019, the U.S. Environmental Protection Agency issued the final Affordable Clean Energy (“ACE”) rule and repealed the Clean Power Plan (“CPP”). Under the ACE rule, emissions from electric utility generation facilities would be regulated only through the use of various “inside the fence” or onsite efficiency improvements and emission control technologies. In contrast, the CPP allowed facility owners to reduce emissions with “outside the fence” measures, including those associated with renewable energy projects. While the ACE rule is currently subject to legal challenges and may be subject to future challenges, the ultimate resolution of such challenges, and the ultimate impact of the ACE rule, is uncertain.

Finally, the solar industry has in past years experienced periodic downturns due to, among other things, changes in subsidies and incentives, as well as other policies and regulations, which, as noted above, may affect the demand for equipment that we manufacture. Although the solar industry has recovered from these downturns, there is no assurance that the solar industry will not suffer significant downturns in the future, which will adversely affect demand for our solar products.

A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects or make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of:

•	construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	utility rate adjustment and customer class cost reallocation;

•	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

•	development of smart-grid technologies that lower the peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

•	development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our customers, which could result in reduced demand for our products.

If the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.

An increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for end customers to finance the cost of a solar energy system and could reduce the demand for our products.

Many end-users depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, an increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or their customers to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. An increase in interest rates could lower an investor’s return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these end-users to seek alternative investments.

We are required to make payments under the Tax Receivable Agreement if and when cash tax savings are realized, and the amounts of such payments could be significant.

Concurrent with the acquisition of Array Technologies Patent Holdings Co., LLC (the “Patent LLC”), Array Technologies, Inc. entered into a tax receivable agreement (the “Tax Receivable Agreement”) with Ron P. Corio, one of our directors and an indirect stockholder. The Tax Receivable Agreement requires that Array Technologies, Inc. pay Ron P. Corio for a portion of certain federal, state, local and non-U.S. tax benefits that we actually realize (or are deemed to realize in certain circumstances) in taxable periods following the acquisition of the Patent LLC. These payments are obligations if and when cash tax savings are realized. The Tax Receivable Agreement will continue until all tax benefit payments have been made or we elect early termination under the terms described in the Tax Receivable Agreement (or the Tax Receivable Agreement is otherwise terminated pursuant to its terms).

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise; however, these payments could be significant. We estimate that, as of December 2019, the undiscounted future expected payments under the Tax Receivable Agreement are $22.3 million. In addition, in certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. Moreover, we will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Further, our payment obligations under the Tax Receivable Agreement are not conditioned upon Ron P. Corio having a continued interest in us or our subsidiaries. Accordingly, Ron P. Corio’s interests may conflict with those of the holders of our common stock. Please see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for more information.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

We depend upon a small number of outside vendors. Our operations could be disrupted if we encounter problems with these vendors.

While we manufacture our products primarily at our principal manufacturing facility in Albuquerque, New Mexico, we depend upon a small number of vendors to manufacture certain components used in our products. Our reliance on these vendors makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs.

If any of our vendors were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would have to manufacture at our principal manufacturing facility the components manufactured by our vendors or identify, qualify and select acceptable alternative vendors. Manufacturing at our principal manufacturing facility the components manufactured by our vendors may lower our cost efficiency, and an alternative vendor may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers and damage our reputation with local installers and potential end-users and cause us to forego potential revenue opportunities.

Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, we are required to comply with national, state, local, and foreign laws and regulations regarding the protection of the environment and health and safety. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. We may become liable under certain of these laws and regulations for costs to investigate or remediate contamination at properties we own or operate, we formerly owned or operated or to which hazardous substances were sent by us for disposal. Liability under these laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.

We may experience delays, disruptions or quality control problems in our manufacturing operations.

Our product development, manufacturing and testing processes are complex and require significant technological and production process expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers’ business. Our end-users’ ability to install solar energy systems is affected by weather, as for example during the winter months in Europe and the northeastern U.S. Such installation delays can impact the timing of orders for our products. Further, given that we are an early-stage company operating in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flow may fluctuate, and our past quarterly results of operations may not be good indicators of future performance. Any substantial decrease in revenues would have an adverse effect on our financial condition, results of operations, cash flows and stock price.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of                , and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees in preparation for these heightened requirements, we may need to hire more employees in the future which would increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance and we may have to choose between reduced coverage or substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to effectively utilize information technology systems or implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems, including data centers, hardware, software and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third-party systems we rely upon are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our employees or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites or systems could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Unauthorized disclosure of personal or sensitive data or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Some aspects of our business involves the collection, receipt, use, storage, processing and transmission of personal information (of our customers’ and end users of our customers’ solar energy systems, including names, addresses, e-mail addresses, credit information, energy production statistics), consumer preferences as well as confidential information and personal data about our employees, our suppliers and us, some of which is entrusted to third-party service providers and vendors. We increasingly rely on commercially available systems, software, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events, and there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this type of confidential information and personal data.

Electronic security attacks designed to gain access to personal, sensitive or confidential information data by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized disclosure of confidential information or personal data have occurred recently at a number of major U.S. companies.

Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business through fraud or other means of deceit, if successful, may result in the misappropriation of personal information, data, check information or confidential business information. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our employees, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and data, and may purposefully or inadvertently cause a breach or other compromise involving such information and data. Despite advances in security hardware, software, and encryption technologies, the methods and tools used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We are implementing and updating our processes and procedures to protect against unauthorized access to, or use of, secured data and to prevent data loss. However, the ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems, procedures, controls and processes, and there is no guarantee that they will be adequate to safeguard against all data security breaches, misappropriating of confidential information, or misuses of personal data. Moreover, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

Despite our precautions, an electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of personally identifiable information regarding customers, employees or other individuals or other sensitive data could nonetheless occur lead to serious disruption of our operations, financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. As a result, we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection could adversely affect our business, financial condition, results of operations and prospects.

We rely on a variety of marketing and advertising techniques and we are subject to various laws, regulations and industry standards that govern such marketing and advertising practices. A variety of federal, state and foreign laws and regulations and certain industry standards govern the collection, use, processing retention, sharing and security of consumer data.

Laws, regulations and industry standards relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

Any such claims, proceedings, investigations or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers, suppliers or vendors and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly more restricted and less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020. The CCPA requires companies that process information relating to California residents to implement additional data security measures, to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. In addition, the CCPA provides for civil penalties and allows private lawsuits from California residents in the event of certain data breaches. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively.

Any failure to comply with applicable laws or other obligations or any security incident or breach involving the misappropriation, loss or other unauthorized processing, use or disclosure of sensitive or confidential consumer or other personal information, whether by us, one of our third-party service providers or vendors or another third party, could have adverse effects, including but not limited to: investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; reputational damage; and injunctive relief. We cannot assure you that our vendors or other third-party service providers with access to our or our customers’ or employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our planned expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Our strategy is to grow our revenues outside of the U.S. by developing region-specific products; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement.

These markets have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).

Failure to develop these new products successfully or to otherwise manage the risks and challenges associated with our potential expansion into new geographic markets could adversely affect our revenues and our ability to achieve or sustain profitability.

Our indebtedness could adversely affect our financial flexibility and our competitive position.

As of December 31, 2019, the Senior ABL Facility (as defined below) had an outstanding balance of $70 thousand. The Senior ABL Facility had $28.7 million in letters of credit outstanding and availability of $18.7 million at December 31, 2019. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreement governing the Senior ABL Facility contain, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. See “Description of Other Indebtedness.”

The phase-out, replacement or unavailability of LIBOR and/or other interest rate benchmarks could adversely affect our indebtedness.

The interest rates applicable to the Senior ABL Facility are based on, and the interest rates applicable to certain debt obligations we may incur in the future may be based on, a fluctuating rate of interest determined by reference to the London Interbank Offered Rate (“LIBOR”). In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. In response to concerns regarding the future of LIBOR, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (the “ARRC”) to identify alternatives to LIBOR. The ARRC has recommended a benchmark replacement waterfall to assist issuers in continued capital market entry while safeguarding against LIBOR’s discontinuation. The initial steps in the ARRC’s recommended provision reference variations of the Secured Overnight Financing Rate (“SOFR”), calculated using short-term repurchase agreements backed by Treasury securities. At this time, it is not possible to predict whether SOFR will attain market traction as a LIBOR replacement. Additionally, it is uncertain if LIBOR will cease to exist after calendar year 2021, or whether additional reforms to LIBOR may be enacted, or whether alternative reference rates will gain market acceptance as a replacement for LIBOR. In anticipation of LIBOR’s phase-out, the credit agreement governing the Senior ABL Facility provides for alternative base rates, as well as a transition mechanism for selecting a benchmark replacement rate for LIBOR, with such benchmark replacement rate to be mutually agreed with the administrative agent and subject to the majority lenders not objecting to such benchmark replacement.

There can be no assurance that we will be able to reach any agreement on a replacement benchmark, and there can be no assurance that any agreement we reach will result in effective interest rates at least as favorable to us as our current effective interest rates. The failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in a significant increase in our debt service obligations, which could adversely affect our financial condition and results of operations. In addition, the overall financing market may be disrupted as a result of the phase-out or replacement of LIBOR, which could have an adverse impact on our ability to refinance, reprice or amend the Senior ABL Facility, or incur additional indebtedness, on favorable terms, or at all.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

The agreement governing the Senior ABL Facility contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreement governing the Senior ABL Facility.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the agreement governing the Senior ABL Facility could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under the agreement governing the Senior ABL Facility or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

We may not be able to raise additional capital to execute our current or future business strategies on favorable terms, if at all, or without dilution to our stockholders.

We expect that we may need to raise additional capital to execute our current or future business strategies. However, we do not know what forms of financing, if any, will be available to us. Some financing activities in which we may engage could cause your equity interest in the Company to be diluted, which could cause the value of your stock to decrease. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, expand our research and development and sales and marketing functions, develop and enhance our products, respond to unanticipated events, including unanticipated opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue our operations.

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Developments in alternative technologies may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of solar tracking systems may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Risks Related to This Offering and Our Common Stock

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, Oaktree or Ron P. Corio’s interests may conflict with our interests and the interests of other stockholders.

After the closing of this offering, Oaktree and Ron P. Corio will continue to indirectly control a majority of our common stock through Parent. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the                    , a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The interests of Oaktree or Ron P. Corio and their affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership beneficially held by Oaktree or Ron P. Corio could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination, which may otherwise be favorable for us and our other stockholders. Additionally, Oaktree or Ron P. Corio is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Oaktree or Ron P. Corio may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Oaktree or Ron P. Corio continues to directly or indirectly own a significant amount of our common stock, even if such amount is less than a majority thereof, Oaktree or Ron P. Corio will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

We are subject to earn-out obligations in connection with the initial public offering, which may have a negative impact on our financial results and could adversely affect our business and our financial statements.

We are required to pay the former stockholders of Array Technologies, Inc., including a director of the Company (Ron P. Corio), future contingent consideration consisting of earn-out payments in the form of cash upon an initial public offering of the equity securities of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc. The maximum aggregate earn-out consideration is $25.0 million. In addition, these earn-out payments may be triggered upon the occurrence of other specified events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party. These earn-out obligations could have a negative impact on our financial results and could adversely affect our business and our financial statements.

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. Although we expect to list our common stock on                , we cannot predict whether an active public market for our common stock will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the shares of our common stock that you purchase.

We cannot assure you that our stock price will not decline or not be subject to significant volatility after this offering.

The market price of our common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or the investment community;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

•

our ability to protect our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

•	sales of our common stock by us or our significant stockholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive products or services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the “SEC”), announcements relating to litigation or significant changes to our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the U.S., Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline.

We cannot assure you that you will be able to resell any of your shares of our common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

The price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts ceases to cover the Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our common stock. Our executive officers and directors and certain of our equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or any options or warrants to purchase any shares of our common stock, or securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, subject to specified limited exceptions described elsewhere in this prospectus, during the period ending 180 days after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters. Prior to the time of this offering, we will effect a 1-for-            reverse split of our common stock. Our certificate of incorporation, as expected to be in effect upon the completion of this offering, will authorize us to issue up to             shares of common stock, of which            shares of common stock will be outstanding. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described under “Shares Available for Future Sale.” Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.”

Upon the completion of this offering, the holders of an aggregate of            shares of our common stock, based on shares of common stock outstanding as of June 30, 2020, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under the LTIP. See the information under the heading “Shares Available for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution would result because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

As an emerging growth company within the meaning of the Securities Act, we may utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute compensation not previously approved. We have in this prospectus utilized, and we may in future filings with the SEC continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards, and, therefore, we are permitted to adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and are permitted to do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Following this offering, we could remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1.07 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

Provisions in our certificate of incorporation and by-laws, as amended and restated in connection with the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management.

Our certificate of incorporation and by-laws will contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	providing for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limiting the ability of stockholders to call a special stockholder meeting;

•	prohibiting stockholders from acting by written consent;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class;

•	providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our by-laws; and

•

requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock, voting as a single class, to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, advance notification of stockholder nominations and proposals, calling special meetings of stockholders, forum selection and the liability of our directors, or to amend, alter, rescind or repeal our by-laws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”

We do not intend to pay any cash distributions or dividends on our common stock in the foreseeable future.

We have never declared or paid any distributions or dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”

Internal control deficiencies have historically been identified that constituted material weaknesses in our internal control over financial reporting. If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2018 and 2019, we identified certain material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Specifically, management identified material weaknesses related to: our financial statement close process, deferred unbilled revenue reconciliation process and inventory cut-off and pricing. Since the date of our consolidated financial statements for the years ended December 31, 2018 and 2019 and through the date of this prospectus, we are in the process of remediating the material weaknesses associated with our financial statement close process and deferred and unbilled revenue reconciliation. We have hired additional accounting and finance personnel with technical accounting and financial reporting experience as well as implemented procedures and controls in the financial close processes. We have also taken steps intended to remediate the inventory cut-off and pricing material weaknesses, primarily through procedures and controls in the financial statement close process while working to deploy system enhancements designed to improve the accuracy of inventory reporting.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Evaluation by us of our internal controls over financial reporting may identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of                     rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following the first annual report we are required to file with the SEC. To comply with the requirements of being a public company, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and requires attestations of the effectiveness of internal controls by independent auditors. We would be required to perform the annual review and evaluation of our internal controls no later than for fiscal 2021. We initially expect to qualify as an emerging growth company, and thus, we would be exempt from the auditors’ attestation requirement until such time as we no longer qualify as an emerging growth company. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable                    requirements, among other items. Establishing these internal controls will be costly and may divert management’s attention.

Evaluation by us of our internal controls over financial reporting may identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of            rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations include:

•	if demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer;

•

existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems, which may significantly reduce demand for our products or harm our ability to compete;

•

if we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;

•

we may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate;

•

the interruption of the flow of materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;

•	changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows;

•	risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations;

•	the viability and demand for solar energy are impacted by many factors outside of our control, which makes it difficult to predict our future prospects;

•

a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow;

•

the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business;

•	a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects;

•

an increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for customers to finance the cost of a solar energy system and could reduce the demand for our products;

•

defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers;

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements; and

•	certain provisions in our certificate of incorporation and our by-laws that may delay or prevent a change of control.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use of Proceeds

We will not receive any of the proceeds from the sale of shares in this offering, including from any exercise by the underwriters of their option to purchase additional shares. All of the shares of common stock are being sold by the selling stockholder named in this prospectus. We will pay the expenses of this offering, other than the underwriters’ discounts and commissions.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name ATI Intermediate Holdings, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately after the effectiveness of the registration statement of which this prospectus forms a part, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, will change its name, and ATI Intermediate Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Array Technologies, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the selling stockholder is selling the common stock of an entity that is a corporation rather than a limited liability company to the public in this offering.

In conjunction with the Corporate Conversion, all of our outstanding membership interests will be converted into an aggregate of                  shares of our common stock. The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion. Following the Corporate Conversion, the Class B Units in Parent will remain outstanding and will not convert into shares of common stock of the Company.

As a result of the Corporate Conversion, Array Technologies, Inc. will succeed to all of the property and assets of ATI Intermediate Holdings, LLC and will succeed to all of the debts and obligations of ATI Intermediate Holdings, LLC. Array Technologies, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and by-laws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See “Management.”

Except as otherwise noted herein, our consolidated financial statements included elsewhere in this prospectus are those of ATI Intermediate Holdings, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have an effect on our results of operations.

Dividend Policy

We did not declare any cash distributions or dividends in 2018 and 2019, and we currently do not anticipate paying any cash distributions or dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay cash distributions or dividends depends on our receipt of cash distributions or dividends from our operating subsidiaries. Our ability to pay cash distributions or dividends will therefore be restricted as a result of restrictions on their ability to pay cash distributions or dividends to us, including under the agreements governing our existing and any future indebtedness. See “Risk Factors—Risks Related to This Offering and Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019:

•	on an actual basis; and

•

on an as adjusted basis to reflect (1) the completion of a 1-for-     reverse split of our common stock effective prior to the time of this offering, and (2) the payment by us of estimated offering expenses of $        .

You should read this table together with the sections of this prospectus captioned “Selected Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2019
(in thousands, except share data)	Actual	As Adjusted
Cash and restricted cash	$361,257	$

Total long-term liabilities	$27,810	$
Member’s equity	$305,151	$
Stockholders’ equity:
Common stock, par value; shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted		$
Additional paid-in capital
Accumulated deficit

Total stockholders’ equity		$

Total capitalization	$332,961	$

The actual number of shares of common stock to be outstanding following this offering is based on              shares of common stock outstanding as of                     , 2020 and excludes              shares of common stock reserved for future grants or for sale under the LTIP.

Dilution

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding deferred issuance costs) less total liabilities, divided by the number of shares of outstanding common stock. After giving effect to (1) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and (2) the sale of shares of common stock in this offering by the selling stockholder at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting $         million in underwriting discounts and commissions and estimated offering expenses of $         million, the pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2020	$
Pro forma decrease in net tangible book value per share as of June 30, 2020 (unaudited)	$
Pro forma net tangible book value per share as of June 30, 2020 (unaudited)	$
Increase in net tangible book value per share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering (unaudited)	$
Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by approximately $         million, assuming that the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remains the same and after deducting an incremental $         million in underwriting discounts and commissions. The selling stockholder may also increase or decrease the number of shares they are offering. An increase (decrease) of 100,000 in the number of shares offered by the selling stockholder would increase (decrease) total consideration paid by new investors by $         million, assuming that the assumed initial public offering price remains the same, and after deducting an incremental $         million in underwriting discounts and commissions.

Sales of shares of common stock by the selling stockholder in this offering (assuming no exercise by the underwriters of their option to purchase additional shares) will reduce the total number of shares of common stock beneficially owned by the controlling stockholders to                 , or approximately     % of the total outstanding shares of common stock, and will increase the number shares of common stock to be purchased by new investors to                 , or approximately     % of the total outstanding shares of common stock. Sales of shares of common stock by the selling stockholder in this offering (assuming the full exercise by the underwriters of their option to purchase additional shares) will reduce the total number of shares of common stock beneficially owned by the controlling stockholders to                 , or approximately     % of the total outstanding shares of common stock, and will increase the number shares of common stock to be purchased by new investors to                 , or approximately     % of the total outstanding shares of common stock.

To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Selected Consolidated Financial and Other Data

The selected consolidated statement of operations and cash flow data for each of 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period. These selected financial data should be read together with our consolidated financial statements and the related notes, as well as the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,
	2018	2019
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$290,783	$647,899
Cost of revenue	279,228	497,138

Gross profit	11,555	150,761

Operating expenses:
General and administrative	46,053	41,852
Depreciation expense	202	250
Amortization of intangibles	26,506	25,250

Total operating expenses	72,761	67,352

Income (loss) from operations	(61,206)	83,409
Other expense:
Other expense, net	(447)	(33)
Interest expense	(19,043)	(18,797)

Total other expense	(19,490)	(18,830)

Income before income tax expense (benefit)	(80,696)	64,579
Income tax expense (benefit)	(19,932)	24,834

Net income (loss)	$(60,764)	$39,745

Weighted-average number of units outstanding, basic and diluted	1	1

Earnings (loss) per common share, basic and diluted	$(60,764)	$39,745

Pro forma earnings (loss) income attributable to common stockholders (unaudited)

Pro forma weighted-average common share outstanding (unaudited)
Basic

Diluted

Pro forma net income per common share (unaudited)
Basic

Diluted

	As of December 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$40,826	$361,257
Total assets	509,861	923,581
Total liabilities	245,387	618,430
Total member’s equity	$264,474	$305,151

	Year Ended December 31,
	2018	2019
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(11,727)	$386,073
Net cash used in investing activities	(6,430)	(1,697)
Net cash provided by (used in) financing activities	50,863	(63,945)

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the sections of this prospectus captioned “Selected Consolidated Financial and Other Data” and “Business” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains the presentation of Adjusted EBITDA, which is not presented in accordance with GAAP. Adjusted EBITDA is being presented because it provides the Company and readers of this prospectus with additional insight into our operational performance relative to earlier periods and relative to our competitors. We do not intend Adjusted EBITDA to be a substitute for any GAAP financial information. Readers of this prospectus should use Adjusted EBITDA only in conjunction Net Income, the most comparable GAAP financial measure. A reconciliation of Adjusted EBITDA to Net Income, the most comparable GAAP measure, are provided in “—Non-GAAP Financial Measure.”

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy than projects that use “fixed tilt” mounting systems.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. In 2019, we derived 86%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of June 30, 2020, we had 343 full-time employees.

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other operating metrics. These operating metrics are utilized by our management to evaluate our business, measure our performance, identify trends affecting our business and formulate projections. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is MWs shipped. MWs is measured for each individual project and is calculated based on the expected output of that project once installed and fully operational.

We also utilize metrics related to price and cost of goods sold per MW, including average selling price (“ASP”) and cost per watt (“CPW”). ASP is calculated by dividing total applicable revenues by total applicable MWs, whereas CPW is calculated by dividing total applicable costs of goods sold by total applicable MWs. These metrics enable us to evaluate trends in pricing, manufacturing cost and customer profitability.

Key Components of Our Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We generate revenues from the sale of solar tracking systems and parts. Our customers include EPCs, utilities, solar developers and independent power producers. For each individual solar project, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery period for the tracker system and parts can vary from days to several months. Contracts can range in value from hundreds of thousands to tens of millions of dollars. Our average contract value and duration was approximately $3 million and three months, respectively in 2019.

Our revenues are affected by changes in the volume and ASPs of solar tracking systems purchased by our customers. The volume and ASP of our systems is driven by the supply of, and demand for, our products, changes in product mix between module type and wattage, geographic mix of our customers, availability of government incentives to the end-users of our products, seasonality and the strength of competitive product offerings.

Government incentives can impact the timing and volume of purchases made by our customers. The most significant government incentive program for our business is the ITC. The ITC was originally enacted in 2005 with a multi-year extension approved in 2015 to support deployment of solar facilities while costs declined, economies of scale developed and technological innovation continued. Today, solar power is cost-competitive in many markets, even without the ITC, and costs continue to decline. Under the current text of the legislation, the ITC phases down over a four-year period beginning in 2020, as follows: 2019 30%, 2020 26%, 2021 22%, and 2022 (or later) 10%. The relevant year for determining the applicable ITC rate is the year in which the project is deemed to begin construction under U.S. Internal Revenue Service (the “IRS”) rules. In general, the IRS rules provide that construction begins in the year in which a taxpayer performs physical work of a significant nature or pays or incurs at least 5% of the total cost of the solar energy project (the “Safe Harbor”).

During 2019, we executed contracts with a total value of approximately $400 million that were structured to maintain our customers’ eligibility for the 30% ITC for construction of future solar energy projects (“2019 Safe Harbor Orders”). Approximately $100 million of revenue was recognized in 2019 and approximately $300 million is expected to be recognized in 2020 related to the 2019 Safe Harbor Orders. We believe our customers limited their 2019 Safe Harbor Orders to the minimum level necessary to maintain their eligibility for the 30% ITC, so we expect to receive substantial additional purchase orders related to these contracts in future periods.

While we cannot predict our customers’ responses to future step downs in the ITC, we believe our 2019 orders increased as a result of customers’ purchasing equipment earlier than they otherwise may have to maintain their eligibility for the higher ITC rate and that behavior could re-occur with future step downs. Importantly, as solar energy becomes cost competitive with conventional generation without incentives, we expect government incentives to play a smaller role in the continued growth of the market.

Our revenue is also impacted by seasonality primarily due to lower construction activity in colder months. The installation of a solar tracker requires setting foundations in the ground which is more costly when the ground is frozen. Accordingly, we typically to see higher revenues in the second and third quarters when the weather is warmer in North America and lower in the first and fourth quarters when the weather is colder. While we anticipate this seasonality will continue to impact us in the near term as a large portion of our business is in North America, as we expand into new international markets in the southern hemisphere, we expect to see less pronounced seasonal variations.

Our revenue growth is dependent on continued growth in the amount of solar energy projects installed each year as well as our ability to increase our share of demand in each of the geographies where we compete, expand our global footprint to new evolving markets, grow our production capabilities to meet demand and to continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers.

Cost of Revenue and Gross Profit

Cost of revenues consists primarily of product costs, including purchased components, as well as costs related to shipping, tariffs, customer support, product warranty, personnel and depreciation of test and manufacturing equipment. Personnel costs in costs of revenues includes both direct labor costs as well as costs attributable to any individuals whose activities relate to the transformation of raw materials or component parts into finished goods or the transportation of materials to the customer. Our product costs are affected by the underlying cost of raw materials, including steel and aluminum; component costs, including electric motors and gearboxes; technological innovation; economies of scale resulting in lower component costs, and improvements in production processes and automation. We do not currently hedge against changes in the price of raw materials. Some of these costs, primarily personnel and depreciation of test and manufacturing equipment, are not directly affected by sales volume.

Gross profit may vary from quarter to quarter and is primarily affected by our ASPs, product costs, product mix, customer mix, geographical mix, shipping method, warranty costs and seasonality.

Operating Expenses

Operating expenses consist of general and administrative costs as well as depreciation and amortization expense. Personnel-related costs are the most significant component of our operating expenses and include salaries, benefits, payroll taxes and commissions. Our full-time employee headcount in our general and administrative departments has grown from approximately 110 as of December 31, 2018 to approximately 150 as of December 31, 2019, and we expect to continue to hire new employees to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute dollars and as a percentage of revenue. We expect to continue to invest substantial resources to support our growth and anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.

General and administrative expenses

General and administrative expenses consist primarily of salaries, share based compensation expense, employee benefits and payroll taxes related to our executives, sales, finance, human resources, information technology, engineering and legal organizations, travel expenses, facilities costs, marketing expenses, bad debt expense and fees for professional services. Professional services consist of audit, legal, tax, insurance, information technology and other costs. We expect an increase in the number of sales and marketing personnel in connection with the expansion of our global sales and marketing footprint, enabling us to penetrate new markets. The majority of our sales in 2019 were in the U.S.; however, during the year we expanded our international presence with additional global sales staff. We currently have a sales presence in the U.S., Australia, the U.K. and Brazil. We intend to continue to expand our sales presence and marketing efforts to additional countries. We also expect that after completion of this offering, we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.

Depreciation

Depreciation in our operating expense consists of costs associated with property, plant and equipment (“PP&E”) not used in manufacturing of our products. We expect that as we continue to grow both our revenue and our general and administrative personnel we will require some additional PP&E to support this growth resulting in additional depreciation expense.

Amortization

Amortization of intangibles consist of developed technology, customer relationships and internal-use software modifications over their expected period of use.

Non-Operating Expenses

Interest Expense

Interest expense consists of interest and other charges paid in connection with our Senior ABL Facility, interest on the Senior Secured Promissory Note, and interest on our Term Loan Facility (as defined below), which was fully repaid on February 2, 2020.

Income Tax Expense

We are subject to federal and state income taxes in the United States.

Results of Operations

The following tables set forth our consolidated statement of operations for 2018 and 2019. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year Ended December 31,		2018 to 2019
	2018	2019	Change
	(Dollars in thousands, unless otherwise indicated)
Revenue	$290,783	$647,899	123%
Cost of revenue	279,228	497,138	78%

Gross profit	11,555	150,761	1205%

Operating expenses:
General and administrative	46,053	41,852	(9%)
Depreciation and amortization	202	250	24%
Amortization of intangibles	26,506	25,250	(5%)

Total operating expenses	72,761	67,352	(7%)

Income (loss) from operations	(61,206)	83,409	236%
Other expense:
Other expense, net	(447)	(33)	(93%)
Interest expense	(19,043)	(18,797)	(1%)

Total other expense	(19,490)	(18,830)	(3%)

Income before income tax expense (benefit) income	(80,696)	64,579	180%
Income tax expense (benefit)	(19,932)	24,834	225%

Net income (loss)	$(60,764)	$39,745	165%

Adjusted EBITDA	$(23,569)	$119,158	606%

Non-GAAP Financial Measure

Adjusted EBITDA

We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) plus (i) interest expense, (ii) other (income) expense, (iii) income tax expense (benefit), (iv) depreciation expense, (v) amortization of intangibles, (vi) share based compensation, (vii) ERP implementation costs, (viii) certain legal expense, and (ix) other costs.

Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA: (i) as a factor in evaluating management’s performance when determining incentive compensation; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; does not reflect income tax expense or benefit; and other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2018 and 2019, respectively:

	Year Ended December 31,
	2018	2019
	(in thousands)
Net income (loss)	$(60,764)	$39,745
Interest expense	19,043	18,797
Other expense	447	33
Income tax expense (benefit)	(19,932)	24,834
Depreciation expense	202	250
Amortization of intangibles	26,506	25,250
Share based compensation	—	799
ERP implementation costs(a)	5,810	2,874
Legal expense(b)	1,483	3,915
Other costs(c)	3,636	2,661

Adjusted EBITDA	$(23,569)	$119,158

(a)	Represents consulting costs associated with our enterprise resource planning system implementation in 2018.
(b)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgment has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.
(c)

Represents (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.4 million in 2018 and 2019, respectively, that we do not expect to re-occur in the future; and (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future.

Comparison of 2019 and 2018

Revenue

Revenue increased by $357 million, or 123%, in 2019 as compared to 2018, primarily due to strong growth in the number of MWs delivered. Total MWs delivered increased by approximately 155% in 2019 primarily due to growth in the U.S., as well as the additional volume from 2019 Safe Harbor Orders.

Cost of Revenue and Gross Profit

Cost of revenue increased by $218 million, or 78%, in 2019 as compared to 2018, primarily due to an increase in the number of MWs delivered. Gross profit as a percentage of revenue increased from 4.0% in 2018 to 23.3% in 2019 primarily as a result of lower material costs due in part to purchasing efficiencies from increased volumes and strategic engagement with vendors, expansion of our global supply chain to leverage regional price benefits, improved material planning which reduced logistics costs, enhancements to product design and manufacturing efficiencies. Gross profit as a percentage of revenue also increased in 2019 relative to 2018 as a result of production delays that resulted in $3.2 million of payments for liquidated damages to customers stemming from the implementation of our new ERP system in 2018 that did not re-occur in 2019.

Operating Expenses:

General and Administrative

General and administrative expenses decreased by $4 million, or 9%, in 2019 as compared to 2018, primarily due to an $8 million reduction in bad debt expense. The primary driver in the reduction of bad debt expense was the reversal of a $4 million reserve against accounts receivable from a customer that we took in 2018 and subsequently recovered in 2019. The improved bad debt expense more than offset higher payroll costs due to increased headcount.

Depreciation

Depreciation expense in 2019 was similar to 2018 as we did not add any significant capital assets.

Amortization of Intangibles

Amortization of intangibles decreased by $1 million, or 5%, in 2019 as compared to 2018, primarily due to certain intangibles becoming fully amortized.

Interest Expense

Interest expense decreased by $0.2 million, or 1%, in 2019 as compared to 2018, primarily due to lower interest paid on the Senior Secured Promissory Note and a lower principal balance on our Term Loan Facility.

Income Tax Expense

Taxes on income increased by $45 million, or 225%, in 2019 as compared to 2018, primarily because we had pre-tax income in 2019 leading us to become a taxpayer; whereas in 2018 we incurred a pre-tax loss. Our effective tax rate was 38.5% for the year ended December 31, 2019 and our effective tax benefit rate was 24.7% for the year ended December 31, 2018. Our effective tax rate of 38.5% in 2019 was related to the write down of our deferred tax asset due to the reduction of a patent value in connection with a settlement of an IRS examination and an adjustment to the value of the Tax Receivable Agreement.

Net Income (Loss)

As a result of the factors discussed above, our net income increased by $101 million, or 165%, in 2019 as compared to 2018.

Liquidity and Capital Resources

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended December 31,
	2018	2019
	(in thousands)
Net cash provided by (used in) operating activities	$(11,727)	$386,073
Net cash used in investing activities	(6,430)	(1,697)
Net cash provided by (used by) financing activities	50,863	(63,945)

Increase in cash and cash equivalents	$32,706	$320,431

We finance our operations primarily with the net proceeds from Parent contributions, operating cash flows and short and long-term borrowings. Our ability to generate positive cash flow from operations is dependent on the strength our gross margins as well as our ability to quickly turn our working capital. Based on our past performance and current expectations, we believe that operating cash flows will be sufficient to meet our future cash needs. Our Senior ABL Facility provides an additional source of short and long-term liquidity to fund operations.

As of December 31, 2019, our cash and cash equivalents were $310 million. This amount does not include $51 million of restricted cash. Net working capital as of December 31, 2019 was $29 million.

As of December 31, 2019, we had outstanding borrowings of $70 thousand and $19 million available for additional borrowings under our Senior ABL Facility, approximately $42 million of outstanding borrowings under our Senior Secured Promissory Note and $58 million of outstanding borrowings under our Term Loan Facility.

Operating Activities

For 2019, cash provided by operating activities was $386 million primarily due to payments made by customers for the 2019 Safe Harbor Orders, which are currently deferred until shipments are made, which we recognized in the first half of 2020.

For 2018, cash used in operating activities was $12 million, mainly due to the incurrence of a net loss for the period of $61 million which was partially offset by non-cash items totaling $18 million and cash provided by a change in working capital of $31 million.

Investing Activities

During 2019, net cash used in investing activities was $2 million, primarily attributable to the purchase of property and equipment.

During 2018, net cash used in investing activities was $6 million, of which $2 million related to the purchase of property and equipment and $4 million related to software modification costs.

Financing Activities

For 2019, net cash used by financing activities was $64 million, of which $25 million and $39 million was attributable to the payment of the Term Loan Facility and Senior ABL Facility, respectively.

For 2018, net cash provided by financing activities was $51 million, of which $65 million and $4 million was attributable to the repayment of the Term Loan Facility and the payment for debt issuance costs, respectively. These payments were offset by $30 million of proceeds from the Senior ABL Facility, $39 million of proceeds from the Senior Secured Promissory Note and $50 million of proceeds from capital contributions.

Debt Obligations

Term Loan Facility

On June 23, 2016, we entered into a term loan agreement with Jefferies Finance LLC, providing for a term loan in an aggregate amount of $200 million (“Term Loan Facility”). As of December 31, 2019, the Term Loan Facility had a balance of $57.7 million. The balance of the Term Loan Facility is presented in the accompanying consolidated balance sheet net of debt discount and issuance costs of $1.8 million at December 31, 2019. The Term Loan Facility contains a provision under which a percentage of excess cash flow must be used to pay down the loan. As of December 31, 2019, the excess cash flow provision resulted in the Term Loan Facility being classified as current on the accompanying consolidated balance sheet. On February 7, 2020, the Company repaid the Term Loan Facility in full and settled all obligations with respect to the Term Loan Facility. See “Description of Certain Indebtedness.”

Senior ABL Facility

The Company has a Senior ABL Facility which, as amended on March 23, 2020, has maximum availability of $100.0 million and matures on March 23, 2025. The amount available to be borrowed under the Senior ABL Facility is determined by a borrowing base consisting of our eligible inventory, eligible accounts receivable and cash. As of December 31, 2019, the Senior ABL Facility had an outstanding balance of $70 thousand. The Senior ABL Facility had $28.7 million in letters of credit outstanding and availability of $18.7 million at December 31, 2019.

The interest rates applicable to the loans under the Senior ABL Facility are based on a fluctuating rate of interest determined by reference to a base rate plus an applicable margin ranging from 0.50% to 1.00% or a prime rate or Eurocurrency rate plus an applicable margin ranging from 1.50% to 2.00%. The applicable margin is adjusted after the completion of each full fiscal quarter based upon the pricing grid in the Senior ABL Facility.

The Senior ABL Facility contains a number of customary affirmative and negative covenants, including covenants that restrict our ability to borrow money, grant liens, pay dividends or dispose of assets, and events of default. Specifically, we are required to maintain a fixed charge coverage ratio, measured as of the last day of each full fiscal quarter, of at least 1.10 to 1.00. See “Description of Certain Indebtedness.”

Letter of Credit Facility

On December 16, 2019, we entered into a letter of credit facility (“LC Facility”) to provide customers with additional credit support in the form of a standby letter of credit to secure our performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of tracker systems. The LC Facility has a commitment of $100.0 million in standby letters of credit and expires August 31, 2020. At December 31, 2019, we had $51.0 million in standby letters of credit outstanding, secured by cash collateral. See “Description of Certain Indebtedness.”

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued $38.6 million Senior Secured Promissory Note (such Note, the “Senior Secured Promissory Note”) in favor of Ron P. Corio that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

As of December 31, 2019, we had approximately $41.8 million of debt outstanding under the Senior Secured Promissory Note. The Company made a $21.7 million principal payment pursuant to the amendment on June 22, 2020 and paid the remaining balance outstanding on July 31, 2020. See “Description of Certain Indebtedness.”

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating leases	$17,733	$6,337	$11,396	$—	$—
Purchase commitments under agreements(1)	—	—	—	—	—
Term Loan Facility(2)	57,702	57,702	—	—	—
Interest payments on debt(3)	3,546	3,546	—	—	—
Senior ABL Facility	70	70	—	—	—
Senior Secured Promissory Note	41,800	41,800
Tax Receivable Agreement(4)	22,310	6,293	3,492	3,492	9,033

Total	$143,161	$115,748	$14,888	$3,492	$9,033

(1)	None as of December 31, 2019.
(2)

The total outstanding balance of the Term Loan Facility is presented as due within one year based on the excess cash flow recapture provision. On February 7, 2020, we repaid the entire outstanding balance of the Term Loan Facility.

(3)	This amount represents $105 thousand of actual interest paid in February 2020 when the Term Loan Facility was paid in full and $3.4 million of interest payments on Senior Secured Promissory Note.
(4)	This amount represents the undiscounted future expected payments.

Off-Balance Sheet Arrangements

In 2018 and 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

The Company recognized revenues from the sale of solar tracking systems and parts and determines its revenue recognition through the following steps: (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue when, or as the performance obligation has been satisfied.

Performance Obligations

The Company’s contracts with customers are predominately accounted for as one performance obligation, as the majority of tasks and services is part of a single project or capability. As these contracts are typically a customized assembly for a customer-specific solution, the Company uses the expected cost-plus margin approach to estimate the standalone selling price of each performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. The Company analyzes its changed orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract. The Company’s change orders are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized. The majority of the Company’s contracts do not contain variable consideration provisions as a continuation of the original contract.

The Company’s performance obligations are satisfied predominately over-time as work progresses for its custom assembled solar systems, utilizing an output measure of completed products and based on the timing of the product’s shipments considering the shipping terms described in the contract.

Revenue recognized for the Company’s part sales are recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.

Contract Estimates

Accounting for contracts utilizing the over-time method and their expected cost-plus margins is based on various assumptions to project the outcome of future events that can exceed a year. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the availability and timing of funding from the customer. The Company reviews and updates its contract-related estimates each reporting period. The Company recognizes adjustments in estimated expected cost-plus on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the period it is identified.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the consolidated balance sheet, recorded on a contract-by-contract basis at the end of each reporting period. The majority of the Company’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. The changes in contract assets (i.e. unbilled receivables) and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings for the Company’s revenue recognized over-time. As of December 31, 2019, contract assets consisting of unbilled receivables totaling $16.1 million was recorded within accounts receivable on the consolidated balance sheet. The Company also receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The changes in contract liabilities (i.e. deferred revenue) relate to advanced orders and payments received by the Company and are the result of customers looking to take advantage of certain U.S. federal tax incentives set to decrease at the end of 2019. Based on the terms of the tax incentives the customer must pay for the goods prior to December 31, 2019 which accounts for the increase in the advanced orders and payments and the resulting deferred revenue. As of December 31, 2019, contract liabilities consisting of deferred revenue was presented separately on the consolidated balance sheet.

Product Warranty

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to twenty years from customer acceptance. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary.

Inventory Valuation

Inventories consist of raw materials and finished goods. Inventories are stated at the lower of cost or estimated net realizable value using the weighted average method. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values which require estimates by management.

Contingent Consideration

Tax Receivable Agreement

Concurrent with the acquisition of the Patent LLC, Array Technologies, Inc. entered into the Tax Receivable Agreement with Ron P. Corio. The Tax Receivable Agreement is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the Company’s consolidated statement of operations. The Tax Receivable Agreement obligations were recorded at acquisition-date fair value at inception and is classified as a liability. The Tax Receivable Agreement will generally provide for the payment by Array Technologies, Inc. to Ron P. Corio for certain federal, state, local and non-U.S. tax benefits deemed realized in post-closing taxable periods by Array Technologies, Inc. from the use of certain deductions generated by the increase in the tax value of the developed technology. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise. The significant fair value inputs used to estimate the future expected Tax Receivable Agreement payments to Ron P. Corio include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the Tax Receivable Agreement.

Earn-Out Obligations

The Company is required to pay the former stockholders of Array Technologies, Inc., including Ron P. Corio, future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party; initial public offering of the equity securities of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc.; the sale of equity securities or assets of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc. to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, ATI Investment Sub, Inc. or the Company. The maximum aggregate earn-out consideration is $25.0 million. As of December 31, 2019, the estimated fair value of these contingent consideration payments is $18.3 million, which has been recorded as a liability. Subsequent changes in fair value of the contingent liability will be recognized in earnings.

Equity-Based Compensation Expense

The Company accounts for equity grants to employees (Class B units of Parent) as stock-based compensation under ASC 718, Compensation-Stock Compensation. The Class B units contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest in Parent. Equity based compensation cost is measured at the grant date fair value and is recognized on a straight-line basis over the requisite service period, including those units with graded vesting with a corresponding credit to additional paid-in capital as a capital contribution from Parent. However, the amount of equity-based compensation at any date is equal to the portion of the grant date value of the award that is vested.

The Class B units issued to employees are measured at fair value on the grant date using an option pricing model. The Company utilizes the estimated weighted average of the Company’s expected fund life dependent on various exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

On November 19, 2019, Parent issued 22,326,653 Class B units to certain employees of the Company. For the year ended December 31, 2019, the Company recognized $0.8 million in equity-based compensation. At December 31, 2019, the Company had $8.2 million of unrecognized compensation costs related to Class B units which is expected to be recognized over a weighted average period of 3.25 years. There were no forfeitures during 2019. Following the Corporate Conversion, the Class B Units in Parent will remain outstanding and will not convert into shares of common stock of the Company.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in steel and aluminum prices and customer concentrations. We do not hold or issue financial instruments for trading purposes.

Concentrations of Major Customers

The Company’s customer base consists primarily of solar contractors and utilities. The Company does not require collateral on its trade receivables. For the year ended December 31, 2019, the Company’s largest customer and five largest customers constituted 17.2% and 50.1% of total revenues, respectively. Two customers, Blattner Energy Inc. and EDF Renewables, make up 28.7% of revenue and are the only customers constituting greater than 10% of total revenue. The loss of any one of the Company’s top five customers could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. The Company continually evaluates its reserves for potential credit losses and establishes reserves for such losses.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

Industry Overview

Solar Mounting Systems Market

Solar energy projects can be roof-mounted or ground-mounted. Roof-mounted systems typically have capacities of less than 1 MW and are connected directly to the end-user’s electrical system. Ground-mounted projects typically have capacities of at least 1 MW and are connected to the electricity grid. Ground-mounted solar energy projects represented 75% of the total solar generation capacity installed in 2019 according to IHS Markit. The structure that supports the solar panels and other related equipment used in the solar energy project is referred to as the mounting system. Ground-mounting systems can be trackers or fixed tilt. Tracker systems move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their power production. Fixed tilt systems do not move. According to IHS Markit, approximately 70% of all ground-mounted solar energy projects constructed in the U.S. during 2019 utilized trackers. Trackers can be single-axis or dual-axis. Single-axis trackers rotate around one axis only and dual-axis trackers rotate around two axes. The overwhelming majority of trackers produced and sold globally are single-axis.

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. Trackers typically represent between 10% and 15% of the total cost of a solar energy project based on information from Bloomberg New Energy Finance.

Historically, we have derived the majority of our revenues from the sale of trackers used in U.S. solar energy projects.

U.S. Solar Market

Solar is the fastest growing form of electricity generation in the U.S. From 2014 to 2019, annual installations of ground-mounted solar generation capacity in the U.S. grew at a compound annual growth rate of 20% and represented nearly 22% of all new generation over one megawatt brought online over the same time period, according to IHS Markit and the Federal Energy Regulatory Commission, respectively. IHS Markit forecasts that this rapid growth will continue, with annual installations of ground-mounted solar generation capacity in the U.S. increasing from 10.9 GWs in 2019 to 19.6 GWs in 2023, representing a compound annual growth rate of 16%.

We believe key drivers supporting continued growth in U.S. solar generation include:

•

Expanding state regulations requiring that an increasing proportion of the energy sold in the state come from renewable sources. As of June 2020, 30 U.S. states, three territories and the District of Columbia had adopted RPSs, which mandate that a certain percentage of electricity sold in the jurisdiction by a certain date must come from renewable energy resources. An increasing number of these states and the District of Columbia have passed legislation, regulations or administrative or executive orders targeting 100% renewable or clean energy by 2050 or earlier. We believe that utilities and independent power producers will build a growing number of solar energy projects to meet these targets.

•

Decommissioning of fossil-fuel and nuclear generation. According to the U.S. Energy Information Administration, 177 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years, representing more than 105 GWs of generation capacity, or approximately 10% of the total U.S. generation capacity as of May 2020. We believe that a significant proportion of these plants will be replaced by solar energy projects because of their environmental benefits and competitive cost compared to fossil and other forms of generation.

•

Increasing economic competitiveness of solar energy with fossil generation as measured by the LCOE. LCOE represents the average cost per unit of electricity of building, financing, operating and maintaining a power plant over its operating life. The U.S. Energy Information Administration estimates that the LCOE for new solar generation capacity entering service in 2021 is $37.44 per megawatt hour without federal tax incentives and $28.88 per megawatt hour with federal tax incentives, which is lower than the cost of building new power plants that burn natural gas or coal and lower than the cost of operating existing fossil fuel generation in certain instances. Furthermore, improvements in system performance and efficiency are contributing to continued declines in LCOE, making utility-scale solar with trackers an increasingly preferred source of new generation capacity, even without incentives or subsidies and apart from environmental considerations.

•

Electrification of equipment and infrastructure that has historically been powered by fossil fuels. Aggressive electrification of energy end uses such as transportation, space heating and water heating are needed for the U.S. and the world to achieve ambitious greenhouse gas emission reduction goals, according to the Lawrence Berkeley National Laboratory. Federal, state and local governments have responded with a variety of measures to incentivize electrification, ranging from tax credits for electric vehicles to prohibitions on gas lines into new construction to banning gasoline-powered lawn tools. We believe that the substitution of electricity for fossil fuels in vehicles, appliances and residential and commercial building systems will significantly increase electricity consumption over time. Higher levels of electricity consumption will need to be met with new generation, which we believe will increasingly come from new solar energy projects.

•

Growing corporate support for decarbonization of energy. 245 companies in the S&P 500 had publicly disclosed emissions reduction targets as of October 2019, 240 major companies had pledged to source 100% of their energy from renewables as part of the international RE100 initiative as of July 2020, and four companies had made the Amazon Climate Pledge as of July 2019, which calls on its signatories to be net zero carbon across their businesses by 2040. We believe that corporate commitments to reduce the carbon intensity of their businesses and use renewable energy will result in increasing demand for solar energy projects.

•

Accelerating deployment of utility-scale battery storage. By storing the energy generated from solar energy projects and making it available at night or when weather conditions limit the amount of sunlight, battery storage makes solar energy a viable form of baseload generation. We believe that demand for solar energy projects to replace fossil-fuel fired baseload generation will increase as utility-scale battery storage decreases in cost and becomes more widely available.

U.S. Tracker Market

Trackers are the fastest growing ground-mounting system for solar in the U.S. From 2017 to 2019, U.S. installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 35%, approximately 1.5 times faster than the compound annual growth rate of installations of all ground-mounted solar generation over the same period, according to IHS Markit. Installations of trackers grew faster than the total installations of ground-mounted solar generation in the U.S. because the percentage of ground-mounted solar installations that used trackers increased from approximately 60% in 2017 to approximately 70% in 2019. IHS Markit forecasts that growth in installations of trackers will continue to outpace growth in total installations of ground-mounted solar, with annual installations of trackers growing at a compound annual growth rate of 19% between 2019 to 2023.

International Solar Market

Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019 according to IHS Markit. From 2014 to 2019, annual installations of ground-mounted solar generation capacity outside of the U.S. and China grew at a compound annual growth rate of 35% according to IHS Markit. IHS Markit forecasts that this significant growth will continue, with annual installations of ground-mounted solar generation capacity outside of the U.S. and China increasing from 48 GWs in 2019 to 72 GWs in 2023, representing a compound annual growth rate of approximately 10%. We believe key drivers supporting continued growth in international solar generation are similar to the U.S. and also include:

•

Lack of existing transmission and distribution infrastructure in certain international locations is making solar energy an attractive alternative to new centralized generation. Many emerging market countries do not have well-developed electricity grids. The lack of grid infrastructure can make solar energy projects more attractive relative to conventional forms of generation because solar energy projects can be sited closer to the end-user and thus require less investment in transmission and distribution infrastructure.

•

Limited domestic energy resources. Many countries do not have significant domestic supplies of coal and natural gas, the principal fuels used in conventional generation, or prefer to export their domestic supplies rather than consume them to generate electricity. We believe solar energy is very attractive to these countries because it allows them to generate electricity without importing or consuming domestic supplies of fossil fuels.

International Tracker Market

Excluding China, international installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 43%, approximately 1.3 times faster than the compound annual growth rate of installations of all ground-mounted solar generation from 2017 to 2019, according to IHS Markit. IHS Markit forecasts that growth in international installations of trackers will continue to outpace growth in total installations of ground-mounted solar, with annual installations of trackers growing at a compound annual growth rate of 15% between 2019 and 2023.

We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more energy for only a modest increase in capital cost and therefore have a lower LCOE than projects that do not use trackers. For example, a study published by the Solar Energy Research Institute of Singapore in July 2020 found that single-axis trackers with bifacial solar panels would deliver the lowest LCOE of any mounting system across 93.1% of the world’s land area and that single-axis trackers with monofacial solar panels would deliver the second lowest LCOE of any mounting system across 87.9% of the world’s land area.

Business

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy than projects that use “fixed tilt” mounting systems. Trackers represent between 10% and 15% of the cost of constructing a ground-mounted solar energy project, and approximately 70% of all ground-mounted solar energy projects constructed in the U.S. during 2019 utilized trackers according to Bloomberg New Energy Finance and IHS Markit, respectively.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. Our largest customers are EPCs that construct multiple projects for many different end customers who often directly influence or make the decision to use our products. For example, our largest customer in 2019 was an EPC that represented 17% of our sales, but the trackers it purchased were used in 15 different solar projects with five different owners.

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. Historically, we have derived the majority of our revenues from the sale of trackers used in solar energy projects located in the U.S. For example, in 2019, we derived 86%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively. As of June 30, 2020, there were more than 17 GWs of our trackers operating worldwide, including over 14 GWs in the U.S., representing nearly 30% of the total utility scale solar generation capacity installed in the U.S.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of June 30, 2020, we had 343 full-time employees, of which approximately 97% are located in the U.S., with the balance located in Europe, Latin America, and Asia.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in the solar energy market, reinforce our leadership position in the mounting systems market and distinguish us from our competitors:

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Direct beneficiary of the global energy transition. Nations are rapidly moving to decarbonize their economies in order to reduce air pollution and fight climate change. A key element of decarbonizing the global economy is transitioning electricity generation from fossil fuels to renewable energy. Solar energy has become one of the lowest cost, most reliable and most flexible forms of renewable energy generation and is becoming a preferred option for electricity generation worldwide. As a leading provider of ground-mounting systems for solar energy projects, we benefit directly from the global transition to renewable energy through growing demand for our products. We estimate that approximately 15% of the future spending on ground-mounted solar energy projects can be addressed by our products.

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Products independently verified to deliver the lowest cost of ownership and highest reliability. TÜV Rheinland PTL, an internationally-recognized testing, inspection and certification company that has been providing independent evaluations of equipment used in solar energy projects for more than three decades, found that projects using our tracker system would achieve a 6.7% lower LCOE, 4.5% higher net present value, and 31% lower operations and maintenance cost than projects that used competing single row control architectures. We believe that independent verification of the superior total cost of ownership and higher reliability of our products helps us to attract and retain customers and grow our market share.

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Panel technology agnostic. All solar panels require mounting systems, and our products are designed to work with all types of solar panels. As a result, we do not believe we are exposed to risk from changes in solar panel technology or shifts in market share between different manufacturers of solar panels. As long as there is demand for ground-mounted solar energy projects, we believe there will be demand for our products.

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Demonstrated ability to reduce the cost of our products while increasing profit margins. In order to enhance the competitiveness of our products and increase our margins, we continually work to reduce the cost of our products through innovation and rigorous supply chain management. These efforts have resulted in a reduction in cost of goods sold by approximately 19% from 2017 through 2019. This has allowed us to reduce selling prices by approximately 15% over the same period, driving significant increases in revenues, while simultaneously increasing gross profits and gross margins.

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Experienced engineering team with a track record of continuous innovation. We have successfully introduced three generations of trackers. We believe each new version has delivered significant improvements in performance, reliability and total cost of ownership. As of June 30, 2020, approximately 30% of our salaried employees were engineers with expertise in software, electronics, material science, structural mechanics and civil engineering. We believe that our engineering expertise will enable us to continually improve the functionality and reliability of our products while reducing their cost.

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Intellectual property and trade secrets portfolio. We maintain a portfolio of intellectual property and trade secrets related to our projects and business processes. Our core U.S. patent on a linked-row, rotating gear drive tracker (U.S. Patent No. 8,459,249) has also been issued in a number of other jurisdictions, including Australia, Chile, Germany, the European Patent Office, Spain, France and the U.K. We have also been granted six additional U.S. patents generally covering, among other things, technologies related to panel clamps/brackets, utilizing torque limiters to reduce hinge moment forces, and clearing obstructions. These additional patents have also been issued in a number of jurisdictions and are pending in others around the world. We have obtained trademark protection in the standard character marks “DuraRack” and “DuraTrack,” both of which are on the U.S. principal register and relate to our tracking products. We also utilize many common law trademarks. We have brought successful actions against competitors who have infringed on our intellectual property and our core U.S. patent was recently upheld in an inter partes review by the U.S. Patent and Trademark Office. In addition to our patents, we maintain a portfolio of trade secrets relating to, among other things, our pricing strategies, cost structures, sales pipelines and unpatented technology.

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Highly scalable manufacturing with low capital intensity. We are an engineering and technology centric company with an assembly-focused manufacturing model. Approximately 80% of our cost of goods sold consists of purchased components, including motors, gearboxes, electronic controllers and steel tubing that we source from third-party suppliers. The remainder of our cost of goods sold is primarily labor to fabricate and assemble certain specialized parts of our system. As a result, our business requires minimal capital investment and generates significant cash flow, which has allowed us to make investments in research and development, repay debt and make distributions to our stockholders.

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Rigorous supply chain management supported by a sophisticated ERP system. We have made substantial investments in our systems and supply chain designed to minimize material movement, working capital investment and costs of goods sold while enabling us to rapidly deliver large volumes of our products to project sites around the world. To minimize material movement and working capital investment, we typically ship purchased components representing at least 50% of our cost of goods sold directly from our suppliers to our customers’ sites. To lower our cost of goods sold, we employ components that are mass produced and widely available to maintain security of supply and to benefit from existing economies of scale. In addition, we believe the large volume of purchases that we make afford us preferential pricing and terms from our suppliers, which creates a competitive advantage.

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U.S. operations that reduce the potential impact of trade tariffs. We are a U.S. company and our principal operations and manufacturing facility are in Albuquerque, New Mexico. We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

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Adherence to ESG principles. We believe that our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. We plan to report information about our business under the Global Reporting Initiative, which maintains a public database for governments and businesses to communicate their impacts on climate change, human rights and corruption.

Our Strategy

Our mission is to leverage our technology, people and processes to deliver solutions for the new energy economy that improve the performance, increase the reliability and reduce the cost of renewable energy. Key elements of our strategy include:

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Delivering product innovations that will convert more customers to our products. We believe we have a long track record of delivering innovative products that lower our customers’ LCOE while maintaining high reliability. Our strategy is to grow our market share by reducing the manufacturing, installation and ownership cost of our products through improved design, performance and cost. We are currently developing the next generation of our DuraTrack system which we believe will deliver significant improvements in all of these areas.

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Leveraging our global supply chain and economies of scale to reduce product cost. Purchased components are the largest contributor to our cost of goods sold. Our strategy is to continually reduce our cost of goods sold by leveraging the large volumes of materials and components we purchase against multiple, qualified suppliers to obtain the best price and terms while ensuring availability of inputs and mitigating the risk of supply chain disruptions.

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Growing our international business. Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019 according to IHS Markit. While our historical focus has primarily been the U.S. given the size and attractiveness of that market, we have recently made investments in our international sales capability and supply chain to secure and deliver on orders globally. Components of our international growth strategy include leveraging our relationships with existing customers, many who develop and construct projects globally; marketing region-specific products tailored to the unique needs of particular geographies; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement.

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Creating new revenue streams that leverage our large installed base. We believe that the significant and continued growth in our installed base creates opportunities to sell products, software and services related to our tracker systems. Our strategy is to introduce a targeted set of offerings over time, including hardware and software upgrades and retrofits, as well as preventative maintenance and extended warranty plans that we believe can generate high margin, recurring revenues.

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Expanding into related products and services in adjacent markets organically or through acquisition. Our strategy is to leverage our engineering capabilities, supply chain, sales and marketing resources, and customer relationships to expand our business into products and services for adjacent markets. We are currently evaluating markets for related products that are used in solar energy projects, but that we do not currently supply, including foundations and electrical balance of system components, as well as other types of mounting and support structures used in electrical infrastructure. We may enter these markets by developing new products organically or through acquisitions.

Our Products and Services

Our Tracker System

Large-scale solar energy projects are typically laid out in successive “rows” that form an “array.” An array can have dozens of rows with more than 100 solar panels in each row. With a single-axis tracker system, motors and gears cause each row of solar panels to rotate along their north-south axis to continually align the row with the sun throughout the day. Different tracker manufacturers use different approaches to rotate the panels in a row. We have patented single-axis tracker systems that use one electric motor to drive the rotation of multiple rows through articulated driveline joints, require only a single bolt clamp to attach solar panels and automatically stow in high wind conditions. We refer to our design as the “DuraTrack” system. We believe our DuraTrack system has significant advantages, including:

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Requiring fewer motors per megawatt than competing products. Our tracker system uses less than one motor per megawatt which compares with more than 25 motors per megawatt for our largest competitor. Using fewer motors per megawatt lowers the cost, reduces the number of failure points, and minimizes the maintenance requirements of our system. Fewer motors per megawatt also reduces the number of motor controllers and the amount of wiring and other ancillary parts that are required for the system, which further reduces cost, simplifies installation and improves reliability.

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Creating site design flexibility. Our drive-shaft joints articulate, which allows successive rows in the array to be offset by a combined angle of up to 40 degrees horizontally or vertically. The ability to offset rows allows our customers to accommodate undulating terrain and irregular site boundaries without the need for extensive grading. Eliminating grading reduces construction costs, maximizes the use of available land and helps preserve the site environment.

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Enabling higher power density than competing products. Our system is designed to minimize “dead space,” which we define as any area in the system that could otherwise be occupied by a solar panel. Minimizing dead space is important to our customers because maximizing power production per acre increases their return on investment. Our system minimizes dead space by locating our gearbox and drive shafts below the solar panels, as opposed to next to them in some of our competitors’ systems, and by using our patented low-profile clamps that require less than 1⁄4 inch of spacing between each panel in a row. Together, we believe these features allow our system to generate approximately 5% more power per acre than our largest competitor’s comparative design.

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Making installation easier. The amount of labor and time required during construction are major contributors to the cost of a solar energy project. We believe our tracker is simpler and faster to install than competing products because it has fewer parts, requires only one bolt to attach each solar panel, ships largely preassembled from our factory, is efficiently packaged based on component location in the array rather than by part type, and does not require any special tools to install.

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Automatically stowing in high wind conditions. Most damage to ground-mounted solar arrays is caused by high winds. Avoiding wind damage requires rotating the panels to minimize lifting forces as wind speeds increase. This feature is commonly referred to as “wind stow.” While most trackers have a wind stow capability, we believe our products are the only trackers that automatically move into a stow position when wind forces reach a threshold level without requiring sensors, motors or electrical power as do most competing systems. We refer to this capability as “passive stow.” We believe passive stow is a significant competitive advantage because users of our trackers are not exposed to the possibility of severe damage to their arrays from a failure to stow stemming from a loss of power or electronic component failure. Additionally, our trackers stow each row individually based on the wind force at that particular row, which allows unaffected rows in the array to continue to generate power while many of our competitors’ products indiscriminately stow the entire array.

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Having high reliability and no scheduled maintenance. We have designed our tracker to minimize the number of components and potential failure points, provide redundancy in the event of a component failure and eliminate the need for scheduled maintenance, which reduces the total cost of ownership and improves return on investment for the users of our products.

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Incorporating software and machine learning capabilities that enhance performance. Trackers are typically programmed to rotate panels in an array on a defined schedule. These schedules are made based on the average angle of insolation for the general area where the project is located but do not usually take into account the site’s specific terrain, weather or air quality conditions. We have developed a software offering called SmarTrack that uses site-specific weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production. Our SmarTrack software does not require additional hardware and we believe it enables greater energy production relative to competing products.

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Meeting prospective national security requirements for U.S. critical energy infrastructure. Large solar energy projects are subject to heightened and evolving reliability and cybersecurity standards reviewed and approved by the U.S. government. We believe our tracker system is inherently more secure than some of our competitors’ products because we do not use controllers and other key components from manufacturers in countries that may be deemed to be threats to U.S. national security or rely on open, wireless communication protocols that can be easily hacked. As cyber attacks on infrastructure become more prevalent, we believe the U.S. government will impose increasingly stringent cyber security requirements on solar energy projects. For example, in May 2020, the President of the United States issued an Executive Order prohibiting certain importations and acquisitions of “bulk-power system electric equipment” with a nexus to foreign adversaries when such transactions pose an unacceptable national security risk. While the full implications of the Executive Order, including the range of equipment affected and foreign governments and persons at issue, will not be clarified until the promulgation of regulations by the U.S. Department of Energy, which are anticipated in September 2020, the Executive Order could block, restrict or otherwise impose administrative hurdles in relation to imports of specified equipment from China or other specified countries. While the regulations related to the Executive Order have not yet been finalized, we believe they will reinforce the cyber security advantages of our products because our products do not pose the foreign adversary and cyber security-related risks that we expect the Executive Order to primarily target, while some of our competitors’ systems may.

DuraTrack® HZ v3

Our DuraTrack® HZ v3 was launched in May of 2015. The DuraTrack HZ v3 is our third generation single axis tracker and incorporates unique features such as a patented single-bolt per module mounting system that reduces installation time, a passive wind load mitigation system and a low number of motors and controls per MW.

SmarTrack Software

SmarTrack uses site-specific historical weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production.

Product Roadmap

Our products reflect the innovation focus and engineering capabilities of our people. Our product roadmap is rooted in delivering value to the customer, differentiated products and services and new market creation.

We have introduced three generations of trackers and each new version has delivered significant cost and performance improvements over the prior version. We are currently developing the fourth version of the DuraTrack system which will focus on improvements to performance, reliability and cost of ownership.

We are also planning to introduce improvements and additional functionality to our SmarTrack software, including unique positioning algorithms designed to maximize energy production from arrays that use bi-facial panels, pre-positioning instructions based on weather forecasts and enhanced site-specific machine learning capabilities as well as cybersecurity enhancements.

Sales and Marketing Strategy

Our sales and marketing strategy is to educate all influencers and stakeholders involved in building, owning and maintaining a solar energy project on the merits of our products generally and their low lifetime cost of ownership specifically. With the objective of making DuraTrack the preferred tracker system globally, we educate customers and influencers through a combination of direct sales efforts; commissioning independent, third-party studies; hosting training seminars; and sponsoring industry conferences and events.

We take a “360-degree” approach to selling, working with developers, independent power producers, EPCs, utilities, independent engineering firms, insurers and mechanical subcontractors in each of the countries where we operate. In the U.S., Europe, the Middle East and Africa (“EMEA”), Latin America and Australia our products are actively sold by employees in seven different countries. Since January 1, 2017, approximately 80 customers around the world have installed our solar tracking systems, including an average of 18 new customers per year since 2017.

Our Customers

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. Our largest customers are EPCs that construct multiple projects for many different end customers who often directly influence or make the decision to use our products. For example, our largest customer in 2019 was an EPC that represented 17% of our sales, but the trackers it purchased were used in 15 different solar projects with five different owners. In 2019, our two largest customers, Blattner Energy Inc., an EPC, and EDF Renewables, an independent power producer, represented approximately 29% of our revenue and were the only customers constituting greater than 10% of total revenue. In 2019, we derived 86%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively.

Training and Customer Support

We offer our customers engineering expertise to design and deliver the optimal solution for each unique project, installation training services and dedicated project management to provide comprehensive technical support.

We offer a wide variety of training and support designed to ensure an efficient build process of our tracker system, including hands on and video supported instruction and documentation. We support all of our customers with design consulting throughout the sales process. Our technical support organization includes applications engineering, geotechnical and civil engineering in each region where we operate. To support projects around the globe, we have resources available to work on solutions 24/7. We manage open issues via our customer relationship management system in order to monitor service, track closure of all customer issues and further improve our customer service in every region in which we sell our products.

Customer service and satisfaction are a key focus for us and contribute to our success. We have field service engineers located in the geographies where we are active, and support our customers with commissioning of large projects, introduction of new technologies and features and on-the-job training of new installers. Our customer support and training organization consists of approximately 25 full time employees worldwide.

Manufacturing

We operate a 43,153 square feet manufacturing facility in Albuquerque, New Mexico. Our manufacturing process is designed to meet four objectives: limit capital intensive and low value-added activities that can be outsourced to other companies; minimize labor content where possible; minimize the amount of assembly our customers will be required to do at the site; and minimize material movement both from vendors to us and inside our factory.

We produce module clamps, center structures, spring dampers and motor controller assemblies at our Albuquerque facility. We have entered outsourcing contracts for steel tubing, drivelines, bearing assemblies and gear boxes that ship directly from our suppliers to job sites or designated warehouses. By using vendors, we are able to drop ship products directly to our customers sites, which improves working capital turnover, quality and inventory management.

While we maintain certain levels of supplies and inventories, have the capability to insource some of the products manufactured by outside vendors to our principal manufacturing facility and have identified alternative vendors for contingency purposes, we depend upon a small number of vendors to manufacture certain components used in our products. We have implemented a policy that no component be single-sourced and that second-source suppliers be located domestically where possible.

We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

Research and Development

We continually devote resources to research and development (“R&D”) with the objective of developing innovative new products and services that enhance system performance, improve product reliability, reduce product cost and simplify installation. Our development strategy is to identify features that bring value to our customers and differentiate us from our competitors. We measure the effectiveness of our R&D using a number of metrics, beginning with a market requirements definition, which includes a program budget, financial payback, resource requirements, and time required to launch the new product, system, or service into the market. We employ a stringent engineering phase gate review process that ensures all R&D programs are meeting their stated objectives from inception to deployment.

We have a strong R&D team with significant experience in solar energy as well as expertise in mechanical engineering, software engineering, civil engineering, systems/control engineering, power electronics, semiconductors, power line communications and networking. As needed, we collaborate with academia, national laboratories, and consultants, to further enhance our capabilities and confirm results independently. As of June 30, 2020, we had 52 people in our engineering department.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of August 9, 2020, we had two U.S. trademark registrations, seven issued U.S. patents,         issued non-U.S. patents, eight patent applications pending for examination in the U.S., nine U.S. provisional patent applications pending, at least          patent applications pending for examination in other countries and eight domain name registrations, all of which are related to U.S. applications. Many of our patents relate to mounting assemblies, solar trackers and related methods. Our U.S. issued patents are scheduled to expire between 2030 and 2037.

We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures.

Our policy is for our research and development employees to enter into confidentiality and proprietary information agreements with us to address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. However, we might not have entered into such agreements with all applicable personnel, and such agreements might not be self-executing. Moreover, such individuals could breach the terms of such agreements.

We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

Seasonality

Our revenue is impacted by seasonality primarily due to lower project construction activity in colder months. The installation of a solar tracker requires setting foundations in the ground which is more costly when the ground is frozen. Accordingly, we tend to see higher revenues in the second and third quarters when the weather is warmer in North America and lower in the first and fourth quarters when the weather is colder. While we anticipate this seasonality will continue to impact us in the near term as a large portion of our business is in North America, we expect to see less pronounced seasonal variations as we expand into new global markets in the southern hemisphere.

Competition

Trackers are highly specialized products that are specific to the solar industry. The unique expertise required to design trackers and customers’ reluctance to try unproven products has confined the number of firms that produce trackers to a relatively small number. Our principal tracker competitors include NEXTracker Inc., a subsidiary of Flex Ltd., PV Hardware and Artech Solar. We also compete indirectly with manufacturers of fixed tilt mounting systems, including UNIRAC, Inc., and RBI Solar Inc., a subsidiary of Gibraltar Industries, Inc. We compete on the basis of product performance and features, total cost of ownership (usually measured by LCOE), reliability and duration of product warranty, sales and distribution capabilities, and training and customer support.

Employees

As of June 30, 2020, we had 343 full-time employees. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Facilities

Our corporate headquarters are located in Albuquerque, New Mexico and consists of 11,647 square feet of office space and 14,758 square feet of manufacturing, warehousing and shipping space, respectively. We own our corporate headquarters.

In addition to our corporate headquarters, we lease approximately 1,276,000, 649,000, 500,000, 176,000, and 135,000 square feet of warehousing facilities in Kansas, Nevada, Tennessee, Texas, and Wisconsin, respectively. We also lease space in Australia and Spain for sales and technical support employees.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Environmental Laws and Regulations

We are subject to a variety of environmental, health and safety, and pollution-control laws and regulations in the jurisdictions in which we operate. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous substances, chemicals and wastes at some of our facilities in connection with our product development, testing and manufacturing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such substances, chemicals or wastes could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities are located on properties with a history of use involving hazardous substances, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

Government Incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation, and an exclusion of solar energy systems from property tax assessments. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or pursuant to power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives The following is a summary of the major current government subsidies and economic incentives in the key jurisdictions where our customers operate.

United States

The U.S. federal government provides an ITC that allows a taxpayer to offset its federal income tax liability by a percentage of its cost basis in a solar energy system put to commercial use. The value of the tax credit varies depending on the year in which construction is deemed to begin. Under the current legislative framework, solar projects that were under construction by the end of 2019 qualify for a tax credit equal to 30% of the project’s cost. The value drops to 26% for projects starting construction in 2020, and 22% for projects starting construction in 2021. The credit drops to a permanent 10% level for projects that begin construction in 2022 or later. Projects that begin construction before 2022, but are not placed in service until 2024 or later, are also limited to the 10% credit.

The federal government also permits accelerated depreciation, and in some cases 100% “bonus” depreciation, for certain equipment, including solar energy systems. In addition, some U.S. states offer an additional corporate investment or production tax credit for solar that is additive to the ITC. Additionally, many U.S. states and local jurisdictions have established various property tax abatement incentives for renewable energy systems.

Management

Our Executive Officers and Board of Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held
Jim Fusaro	57	Chief Executive Officer
Nipul Patel	49	Chief Financial Officer
Jeff Krantz	51	Chief Commercial Officer
Charlotte MacVane	37	General Counsel & Chief Legal Officer
Stuart Bolland	48	Chief Operations Officer
Jennifer Cheraso	52	Chief Human Resources Officer
Lucas Creasy	39	Chief Technology Officer
		Director
		Director Nominee*

*	Our board of directors has determined that this director is independent under the standards of the .

Jim Fusaro has been our Chief Executive Officer since June 2018. Mr. Fusaro first began his career in aerospace in 1985. Prior to joining the Company, he served as a senior executive for multinational corporations including, Amkor Technology, Honeywell Aerospace, and Honeywell Performance Materials and Technologies, and Avnet. Prior to joining the Company, Mr. Fusaro served as Sr. Vice President, IoT and Global Design Solutions of Avnet between June 2017 and June 2018. From June 2011 and June 2016, Mr. Fusaro held a number of leadership positions at Honeywell Aerospace, including Vice President & General Manager of Mechanical Subsystems and Vice President of Honeywell Operating System. From June 2016 and June 2017, Mr. Fusaro served as President of Honeywell Performance Materials, Advanced Materials. Mr. Fusaro holds a Master of Science in Mechanical Engineering from Rensselaer Polytechnic Institute and a Bachelor of Science in Mechanical Engineering from Arizona State University, additionally he is a certified Six Sigma Black Belt. Mr. Fusaro has authored over 60 technical publications and holds a number of U.S. Patents.

Nipul Patel joined the Company as Chief Financial Officer in April 2019. Prior to joining the Company, he served as Vice President Global Finance—Financial Planning and Analysis of Avnet between 2013 and 2018, as Director of Finance, Marketing and Product Management of Honeywell International between 2007 and 2013, and as Vice President Finance, FP&A and Solutions of Benchmark Electronics between 2018 and 2019. Mr. Patel is a Certified Public Accountant, holds a Bachelor of Science degree in accountancy from Miami University, and earned an MBA from Case Western Reserve University.

Jeff Krantz joined the Company in January 2017 and has been our Chief Commercial Officer since June 2019. Mr. Krantz is responsible for building and scaling Array’s sales/marketing and service initiatives. Prior to joining the Company, he was Vice President of Sales for SMA North America from 2012 to 2017, a global market leader in solar inverters. Prior to that position, Mr. Krantz served as Vice President of Semiconductor and Solar Business for Pfeiffer Vacuum/Alcatel Vacuum Products between 2005 to 2012. His prior experience also includes sales management positions at a variety of enterprises over the past 20 years, including 11 years in the power generation industry. Mr. Krantz has a Bachelor’s degree in Arts and in Business Management from Concordia University of Austin.

Charlotte MacVane has been our General Counsel since July 2017 and Chief Legal Officer since June 2019. Prior to joining the Company, Ms. MacVane served as General Counsel and Associate General Counsel for companies in the energy, software and semiconductor industries, including Energy Solutions International between 2012 and 2015 and Emerson Process Management between 2015 to 2017. Prior to these roles, Ms. MacVane served as General Counsel for Capital Asset Exchange & Trading, LLC between 2010 and 2012.

Ms. MacVane received her undergraduate degree from Occidental College and her JD from Boston University. She is also on the Board of the Association of Women Attorneys, Houston.

Stuart Bolland has been our Chief Operations Officer since September 2018. Mr. Bolland is responsible for Array’s global integrated supply chain which includes, procurement, manufacturing, logistics, planning and quality. Prior to joining the Company, Mr. Bolland served as Senior Director of Procurement and Asset Management for Honeywell’s Advanced Materials business between April 2015 and August 2018. Between April 2014 and April 2015, Mr. Bolland served as Strategic Sourcing Director of Honeywell’s Fluorine Products business. Prior to that, Mr. Bolland held several cross-functional roles at Hemlock Semiconductor and Dow Corning (now Dow Chemical), including Six Sigma Blackbelt, Economic Evaluator and Technology Manager, and as a Business Director between 2012 and 2014. Mr. Bolland earned a Bachelor of Science degree in Chemical Engineering at the University of Bath (U.K.).

Jennifer Cheraso has been our Chief Human Resources Officer since February 2019. Ms. Cheraso is responsible for Array’s Human Resources department. Ms. Cheraso has over 20 years of human resources experience and has held a variety of human resources leadership positions within our Company. Prior to joining the company, Ms. Cheraso was the founder of JKC Consulting, LLC, between 2018 and February 2019, which provided a wide array of professional services focused on improving organizational performance and engagement. Ms. Cheraso held a number of leadership positions in Honeywell, serving as Vice President, Staffing and Talent Management at Honeywell’s Home & Buildings Technologies between 2015 and 2017. Between 2013 and 2014, Ms. Cheraso was Senior Director – Organizational Development and Learning of Honeywell Aerospace. Ms. Cheraso earned her Bachelor’s degree in Business and General Management from Purdue University’s Krannert School of Management as well as her Master’s degree in Business Administration and in Human Resources from Purdue University’s Krannert Graduate School of Management. Ms. Cheraso holds an OD Certification from the NTL Institute, is a Certified Professional Coach and SPHR certified.

Lucas Creasy has been our Vice President of Engineering since January 2019, and as of July of 2020, Mr. Creasy has been our Chief Technology Officer. Mr. Creasy has over 16 years of product design, development & engineering experience. Prior to joining the Company, Mr. Creasy worked as Vice President of Engineering of Local Motors, Inc. from October 2017 and December 2018. From February 2016 and October 2017, Mr. Creasy held leadership positions in the program management office at Local Motors, Inc. Between 2002 and 2016, Mr. Creasy worked at The Knaphiede Manufacturing Company serving in several capacities, including engineering management, program management, and manufacturing engineering. Mr. Creasy has a Bachelor of Science degree in Manufacturing Engineering from Western Illinois University, and a Master’s degree in Business Administration from Quincy University.

Upon consummation of this offering, our board of directors will consist of                individuals including                as chairman,                other current directors,                of which have employment or other relationships with certain investors in our Company, and                new directors. We expect our board of directors to determine all directors, other than                , to be independent under the standards of the                .

Committees of our Board of Directors

Our board of directors will establish, effective upon the consummation of this offering, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our board of directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of                    , with                    serving as chairman. Rule 10A-3 of the Exchange Act and the                    rules require us to have one independent audit committee member upon the listing of our common stock on the                    , a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that                     is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable                    rules and regulations. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our board of directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of                    , with                    serving as chairman. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and the                    . Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our board of directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee will consist of                    , with                    serving as chairman. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and the                    . Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Controlled Company Exemption

Upon completion of this offering, Oaktree and Ron P. Corio will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the                    corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the ;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of the                    within the applicable time frame.

Director Compensation for 2019

We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during 2019.

New Director Compensation Program

After the completion of this offering, each of our non-employee directors will be eligible to receive compensation for his or her service on our board of directors consisting of annual cash retainers and equity awards. We expect that, following this offering, our non-employee directors will be entitled to receive the following annual retainers for their service on our board of directors effective immediately following the consummation of this offering, which will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Board Member
Audit Committee Chair
Compensation Committee Chair
Nominating and Corporate Governance Committee Chair
Audit Committee Member
Compensation Committee Member
Nominating and Corporate Governance Committee Member

We expect that the equity awards for our non-employee directors will consist of                    .

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our by-laws that will become effective upon the completion of this offering. Our board of directors may revise the compensation arrangements for our directors from time to time.

Code of Business Conduct and Ethics

We will adopt, effective upon the consummation of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website.

Executive Compensation

Executive Compensation

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at December 31, 2019.

Name	Principal Position

2019 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
	2019	$	$	$	$	$	$	$	$
	2019	$	$	$	$	$	$	$	$
	2019	$	$	$	$	$	$	$	$

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2019.

Name (a)	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)

Long-Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt the LTIP, for employees, consultants and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

Principal and Selling Stockholder

The following table sets forth certain information regarding the beneficial ownership of our common stock as of                    , 2020 with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	each member of our board of directors upon the consummation of this offering and each named executive officer; and

•	the members of our board of directors upon the consummation of this offering and our named executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on                    shares of common stock that would be outstanding as of                     , 2020, after giving effect to the Corporate Conversion.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Except as otherwise noted below, the address of each beneficial owner listed in the table below is c/o Array Technologies, Inc., 3901 Midway Place NE, Albuquerque, New Mexico 87109.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
ATI Investment Parent, LLC
Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P.
Oaktree ATI Investors, L.P.
Ron P. Corio

Directors and Named Executive Officers:
Jim Fusaro
Jeff Krantz
Stuart Bolland
All directors and executive officers as a group ( individuals)( )

Certain Relationships and Related Party Transactions

The following is a summary of transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation” and “Management—New Director Compensation Program.”

Tax Receivable Agreement

Concurrent with the acquisition of the Patent LLC, Array Technologies, Inc. entered into the Tax Receivable Agreement with Ron P. Corio, one of our directors and an indirect stockholder. The Tax Receivable Agreement requires that Array Technologies, Inc. pay Ron P. Corio for a portion of certain federal, state, local and non-U.S. tax benefits that we actually realize (or are deemed to realize in certain circumstances) in taxable periods following the acquisition of the Patent LLC. The Tax Receivable Agreement is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the Company’s consolidated statement of operations. The Tax Receivable Agreement is valued based on the future expected payments under the agreement. At December 31, 2019 the fair value of the Tax Receivable Agreement was $17.8 million.

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise. The significant fair value inputs used to estimate the future expected Tax Receivable Agreement payments to Ron P. Corio include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the Tax Receivable Agreement.

We re-measured the Tax Receivable Agreement as part of an IRS settlement in 2019 in which the recognized value of the Patent LLC’s assets was reduced. The Company recognized a gain of $2.7 million resulting from the reduction in the fair value of the Tax Receivable Agreement.

Payments made under the Tax Receivable Agreement consider our tax positions and are generally due within 125 days following the filing of our U.S. federal and state income tax returns under procedures described in the Tax Receivable Agreement. The Tax Receivable Agreement will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the Tax Receivable Agreement (or the Tax Receivable Agreement is otherwise terminated pursuant to its terms).

As of December 31, 2019, the undiscounted future expected payments under the Tax Receivable Agreement are as follows (in thousands):

For the Year Ended December 31,
2020	$6,293
2021	1,746
2022	1,746
2023	1,746
2024	1,746
2025 and thereafter	9,033

$22,310

The foregoing amounts are estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual tax benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (or other relevant tax authorities) to challenge potential tax basis increases or other tax benefits covered by the Tax Receivable Agreement, Ron P. Corio is not obligated to reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, though we may net such excess payments against payments that would otherwise be made to Ron P. Corio under the Tax Receivable Agreement. Moreover, if we elect to terminate the Tax Receivable Agreement early, it is terminated early due to our breach of a material obligation thereunder, or another acceleration event under the Tax Receivable Agreement occurs, our obligations under the Tax Receivable Agreement would accelerate, and we would be required to make a lump-sum payment in advance of our realizing the associated tax benefits.

Earn-Out Obligations

The Company is required to pay the former stockholders of Array Technologies, Inc., including Ron P. Corio, future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party; initial public offering of the equity securities of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc.; the sale of equity securities or assets of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc. to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, ATI Investment Sub, Inc. or the Company The maximum aggregate earn-out consideration is $25.0 million.

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued a $38.6 million Senior Secured Promissory Note in favor of Ron P. Corio that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

As of December 31, 2019, we had approximately $41.8 million of debt outstanding under the Senior Secured Promissory Note. The Company made a $21.7 million principal payment pursuant to the amendment on June 22, 2020 and paid the remaining balance outstanding on July 31, 2020. See “Description of Other Indebtedness.”

Letter of Credit Fees

For the year ended December 31, 2019, the Company paid Oaktree, a significant shareholder of the Parent, $0.8 million for full reimbursement of expenses relating to letter of credit fees under our Senior ABL Facility. No additional interest or fees were paid to Oaktree in connection with its payment of such expenses. For a description of the Senior ABL Facility, see “Description of Certain Indebtedness.”

Consulting Services

During January of 2019, we paid Brad Forth, a member of the board of directors who had previously served as our chief executive officer, $0.2 million for consulting work in support of the chief executive officer transition.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement, or the Registration Rights Agreement, with Oaktree and certain members of our management. Subject to certain conditions, the Registration Rights Agreement will provide Oaktree with unlimited “long-form” demand registrations and unlimited “short-form” demand registrations at any time we are eligible to register shares on Form S-3. The Registration Rights Agreement will also provide Oaktree and certain members of our management with customary “piggyback” registration rights. The Registration Rights Agreement will contain provisions that require the parties thereto to coordinate with one another with respect to sales of our common stock and will contain certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our common stock. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and by-laws, each as expected to be in effect upon the completion of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.”

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Description of Certain Indebtedness

Senior ABL Facility

On March 23, 2020, we entered into that certain Amended and Restated ABL Credit and Guarantee Agreement pursuant to which Wells Fargo Bank, National Association agreed to provide a five-year senior secured ABL credit facility in an aggregate amount of $100 million (collectively, the “Senior ABL Facility”). The Senior ABL Facility amends and restates in full that certain ABL Credit and Guarantee Agreement entered into by us on June 23, 2016. The maximum amount available to be borrowed under the Senior ABL Facility is determined by a borrowing base consisting of our eligible inventory, eligible accounts receivable and cash.

As of December 31, 2019, the Senior ABL Facility had an outstanding balance of $70 thousand. The Senior ABL Facility had $28.7 million in letters of credit outstanding and availability of $18.7 million at December 31, 2019.

The Senior ABL Facility is secured by (i) a first priority lien on the loan parties’ accounts receivable and inventory and related collateral, and (ii) a second priority lien on substantially all other assets of these the borrower and guarantors, in each case subject to various limitations and exceptions.

The interest rates applicable to the loans under the Senior ABL Facility is based on a fluctuating rate of interest determined by reference to a base rate plus an applicable margin ranging from 0.50% to 1.00% or a prime rate or Eurocurrency rate plus an applicable margin ranging from 1.50% to 2.00%. The applicable margin is adjusted after the completion of each full fiscal quarter based upon the pricing grid in the Senior ABL Facility.

The Senior ABL Facility contains a number of customary affirmative and negative covenants, including covenants that restrict our ability to borrow money, grant liens, pay dividends or dispose of assets, and events of default. Specifically, we are required to maintain a fixed charge coverage ratio, measured as of the last day of each full fiscal quarter, of at least 1.10 to 1.00.

Term Loan Facility

On June 23, 2016, we entered into a term loan agreement with Jefferies Finance LLC, providing for the Term Loan Facility in an aggregate amount of $200 million. On February 7, 2020, we repaid the entire outstanding balance of the Term Loan Facility.

The interest rates applicable to the loans under the Term Loan Facility were determined by reference to a base rate plus an applicable margin equal to 6.25% or a prime rate or Eurocurrency rate plus an applicable margin ranging from 7.27%.

Letter of Credit Facility

On December 16, 2019, we entered into the LC Facility to provide customers with additional credit support in the form of a standby letter of credit to secure our performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of solar projects. The LC Facility has a commitment of $100.0 million in standby letters of credit and expires August 31, 2020. At December 31, 2019, we had $51.0 million in standby letters of credit outstanding, secured by cash collateral.

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued $38.6 million Senior Secured Promissory Note in favor of Ron P. Corio that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

As of December 31, 2019, we had approximately $41.8 million of debt outstanding under the Senior Secured Promissory Note. The Company made a $21.7 million principal payment pursuant to the amendment on June 22, 2020 and paid the remaining balance outstanding on July 31, 2020.

Description of Capital Stock

General

On                , 2020, we converted from a Delaware limited liability company into a Delaware corporation and changed our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. We plan to amend and restate our certificate of incorporation (as amended and restated, our “Certificate of Incorporation”) and our by-laws (as amended and restated, our “By-laws”) in connection with the completion of this offering. Below is a summary of the material terms and provisions of our Certificate of Incorporation and our By-laws as expected to be in effect and affecting the rights of our stockholders upon the completion of this offering, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, our By-laws and the Delaware General Corporation Law (“DGCL”). Copies of our Certificate of Incorporation and By-laws have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the “Company,” “we,” “us” and “our” refer to Array Technologies, Inc. and not to any of its subsidiaries.

Authorized Capital

Upon the completion of this offering, our authorized capital stock will consist of                shares of common stock, par value $                 per share and                shares of preferred stock.

As of June 30, 2020, there were                shares of common stock outstanding, held by approximately                 stockholders.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our amended and Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of preferred stock if the holders of such affected Series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders common stock will be entitled to receive dividends if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of each class of common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our Certificate of Incorporation will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. The common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                , which would apply as long as our common stock is listed on the                , require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Certificate of Incorporation will authorize our board of directors to establish, from time to time, the number of shares to be included in each Series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each Series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able to increase or decrease the number of shares of any Series of preferred stock, but not below the number of shares of that Series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation will provide for such limitation of liability.

Our Certificate of Incorporation and By-laws will indemnify our directors and officers to the full extent permitted by the DGCL and our Certificate of Incorporation also allows our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, By-laws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our By-laws

Certain provisions of Delaware law, our Certificate of Incorporation and our By-laws that will be effective upon consummation of the offering could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our board of directors.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our Certificate of Incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation and By-laws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

No Cumulative Voting. Our Certificate of Incorporation will provide that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our By-laws will provide that special meetings of our stockholders may be called only by our Chairman, our Chief Executive Officer, our board of directors or our Secretary at the request of holders of not less than a majority of the combined voting power of our common stock.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Certificate of Incorporation will preclude stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our By-laws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received at our principal executive offices no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our By-laws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation will provide that directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class. In addition, our Certificate of Incorporation also will provide that any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our Certificate of Incorporation and By-laws will provide that our board of directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our By-laws without a stockholder vote in any matter not inconsistent with Delaware law and our Certificate of Incorporation. Any amendment, alteration, rescission or repeal of our By-laws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation will provide that the following provisions in our Certificate of Incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our By-laws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding advanced notification of stockholder nominations and proposals;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL, which provides that, subject to certain stated exceptions, a corporation may not engage in a business combination with any “interested stockholder” (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent; or

•	by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Listing

We intend to apply to list our common stock on the                under the symbol “                .”

Shares Available for Future Sale

Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Upon the closing of this offering, a total of              shares of common stock will be outstanding (which includes              shares of common stock issued in connection with the exercise of stock options since June 30, 2020), assuming the underwriters do not exercise their option to purchase additional shares. Of these shares,              shares of common stock sold in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in this offering)
Beginning 180 days after the date of this prospectus

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after the completion of this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares); and

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the LTIP. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described below.

Lock-up Agreements

We, our directors and officers, and substantially all of our stockholders, including the selling stockholder, have agreed with the underwriters that, for a period of                days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

The lock-up agreements do not contain any pre-established conditions to the waiver by the representatives of the underwriters on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of                shares of our common stock, based on shares of common stock outstanding as of                , 2020, or their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock acquired pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not or is not treated as, for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States;

•	A corporation created or organized under the laws of the United States or of any state thereof or the District of Columbia;

•	An estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

A trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the United States, holders subject to the Medicare contribution tax on net investment income or the alternative minimum tax, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

If we make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or other Disposition of our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the U.S. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	The gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the U.S. by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above in “Distributions on our Common Stock” also may apply;

•

The non-U.S. holder is an individual who is treated as present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.); or

•

Our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form); provided we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person (as defined in the Code).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of, stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the U.S. and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, and may be relied upon by taxpayers until final regulations are issued.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Underwriting

The selling stockholder is offering the shares of common stock described in this prospectus through a number of underwriters.                and                are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares from the selling stockholder. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased from the selling stockholder, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of for a period of                days after the date of this prospectus, other than the shares of our common stock to be sold in this offering. The restrictions on our actions, as described above, will be subject to customary exceptions and do not apply to certain transactions.

We, our directors and executive officers, and substantially all of our stockholders, including the selling stockholder (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of                days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                     , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise. The restrictions described in this paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties will be subject to customary exceptions and do not apply to certain transactions.

                    , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on                 under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

EEA and United Kingdom

If the final terms of the offer to the public of our shares of common stock specifies “Prohibition of Sales to EEA and UK Retail Investors” as “Not Applicable,” in relation to each Member State of the EEA and the United Kingdom (each, a “Relevant State”), each underwriter has represented and agreed, and each further underwriter appointed under the offering will be required to represent and agree, that it has not made and will not make an offer of our shares of common stock which are the subject of the offering contemplated by this offering as completed by the final terms in relation thereto to the public in that Relevant State except that it may make an offer of such shares of common stock to the public in that Relevant State:

(A)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(B)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

(C)	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares of common stock referred to in (A) to (C) above shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision the expression an offer of shares of common stock to the public in relation to the common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed, and each further underwriter appointed under the offering will be required to represent and agree, that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York is acting as counsel to the underwriters.

Experts

The financial statements as of December 31, 2018 and 2019 and for each of the years then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at https://arraytechinc.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Report of Independent Registered Public Accounting Firm

Members and Board of Directors

ATI Intermediate Holdings, LLC and Subsidiaries

Albuquerque, New Mexico

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATI Intermediate Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, changes in member’s equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

Austin, Texas

August 11, 2020

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Balance Sheets

(in thousands)

	December 31,
	2018	2019
Assets
Current Assets
Cash	$40,826	$310,262
Restricted cash	—	50,995
Accounts receivable, net	51,557	96,251
Inventories, net	55,172	148,024
Income tax receivables	10,569	628
Prepaid expenses and other	15,752	13,524

Total Current Assets	173,876	619,684

Property, Plant and Equipment, net	11,029	10,660
Goodwill	69,727	69,727
Other Intangible Assets, net	248,760	223,510
Deferred Tax Asset	6,469	—

Total Assets	$509,861	$923,581

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$22,803	$129,584
Accounts payable - related party	7,222	5,922
Accrued expenses and other	19,003	17,755
Accrued warranty reserve	1,935	2,592
Income tax payable	—	1,944
Deferred revenue	21,787	328,781
Current portion of contingent consideration	2,673	6,293
Revolving loan	39,148	70
Current portion of term loan	20,000	55,879
Current portion of related party loans	—	41,800

Total Current Liabilities	134,571	590,620

Long-Term Liabilities
Deferred tax liability	—	15,853
Contingent consideration, net of current portion	14,937	11,957
Term loan, net of current portion	59,321	—
Related party loans, net of current portion	36,558	—

Total Long-Term Liabilities	110,816	27,810

Total Liabilities	245,387	618,430

Commitments and Contingencies (Note 12)
Member’s Equity	264,474	305,151

Total Liabilities and Member’s Equity	$509,861	$923,581

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Statements of Operations

(in thousands, except per unit amounts)

	Years Ended December 31,
	2018	2019
Revenue	$290,783	$647,899
Cost of Revenue	279,228	497,138

Gross Profit	11,555	150,761

Operating Expenses
General and administrative	46,053	41,852
Depreciation and amortization	26,708	25,500

Total Operating Expenses	72,761	67,352

Income (Loss) from Operations	(61,206)	83,409
Other Expense
Other expense, net	(447)	(33)
Interest expense	(19,043)	(18,797)

Total Other Expense	(19,490)	(18,830)

Income Before Income Tax Expense (Benefit)	(80,696)	64,579
Income Tax Expense (Benefit)	(19,932)	24,834

Net Income (Loss)	$(60,764)	$39,745

Earnings (Loss) per Unit
Basic and Diluted	$(60,764)	$39,745

Weighted Average Number of Units
Basic and Diluted	1	1

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Statements of Changes in Member’s Equity

(in thousands)

	Units	Amount
Balance, December 31, 2017	1	$275,238
Capital contributions	—	50,000
Net loss	—	(60,764)

Balance, December 31, 2018	1	264,474
Capital contributions	—	133
Equity based compensation	—	799
Net income	—	39,745

Balance, December 31, 2019	1	$305,151

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2018	2019
Cash Flows from Operating Activities
Net income (loss)	$(60,764)	$39,745
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for (recovery of) bad debts	3,720	(3,986)
Deferred tax benefit (expense)	(20,062)	22,322
Depreciation and amortization	28,450	27,316
Amortization of debt discount and issuance costs	2,991	3,968
Interest paid-in-kind	705	2,832
Equity based compensation	—	799
Change in fair value of contingent consideration	(825)	640
Warranty provision (expense) benefit	(95)	1,387
Provision for inventory obsolescence	3,098	1,742
Changes in operating assets and liabilities
Accounts receivable	19,399	(40,708)
Inventories	(10,261)	(94,594)
Income tax receivables	(11)	9,941
Prepaid expenses and other	(3,010)	2,228
Accounts payable	6,497	105,481
Accrued expenses and other	11,058	(1,978)
Income tax payable	—	1,944
Deferred revenue	7,383	306,994

Net Cash Provided by (Used in) Operating Activities	(11,727)	386,073

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(2,073)	(1,697)
Internal-use software modification costs	(4,357)	—

Net Cash Used in Investing Activities	(6,430)	(1,697)

Cash Flows from Financing Activities
Proceeds from (payments on) revolving loan	30,465	(39,078)
Principal payments on term loan	(64,587)	(25,000)
Proceeds from related party loans	50,600	—
Payments on related party loans	(12,000)	—
Payments for debt issuance costs	(3,615)	—
Capital contributions	50,000	133

Net Cash Provided by (Used in) Financing Activities	50,863	(63,945)

Net Increase in Cash and Restricted Cash	32,706	320,431
Cash and Restricted Cash, beginning of year	8,120	40,826

Cash and Restricted Cash, end of year	$40,826	$361,257

Supplemental Cash Flow Information
Cash paid for interest	$14,257	$11,343
Cash paid for income taxes	$176	$443

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

1.	Organization and Business

ATI Intermediate Holdings, LLC (the “Company”) is a Delaware limited liability company formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC (the “Parent”). The Company is headquartered in Albuquerque, New Mexico, and manufactures and supplies solar tracking systems and related products for customers across the United States and internationally. The Company, through its wholly-owned subsidiaries, High Desert Finance, LLC (“HDF”) and ATI Investment Holdings, Inc. (“ATI Investment”) owns two other subsidiaries through which its conducts substantially all operations: Array Technologies, Inc. and Array Technologies Patent Holdings Co., LLC (“Array”). The Parent acquired Array on July 8, 2016.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of ATI Intermediate Holdings, LLC and its Subsidiaries, which include HDF, ATI Investment and Array. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates include impairment of goodwill, impairment of long-lived assets, fair value of contingent consideration, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets and warranty reserve. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Restricted Cash

At December 31, 2019, the Company had $51.0 million in restricted cash. The restricted cash secures its standby letter of credit facility which expires August 31, 2020 (see Note 8). As such, the restricted cash is considered a current asset in the accompanying balance sheets.

The following table provides a reconciliation of cash and restricted cash at December 31, 2018 and 2019 as reported within the consolidated balance sheets to the same such amounts shown in the consolidated statements of cash flows (in thousands):

	2018	2019
Cash	$40,826	$310,262
Restricted cash	—	50,995

Cash and restricted cash	$40,826	$361,257

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Accounts Receivable

The Company’s accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer’s financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts or direct write-off. In evaluating the level of established reserves, management makes judgments regarding the customers’ ability to make required payments, economic events, and other factors. As the financial conditions of these customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. When deemed uncollectible, the receivable is charged against the allowance or directly written off. At December 31, 2018 and 2019, the allowance for doubtful accounts was $7.9 million and $0.2 million, respectively.

Amounts retained by project owners under contracts and included in accounts receivable at December 31, 2018 and 2019 were $5.7 million and $6.1 million, respectively. Such retention amounts represent funds withheld by our customers until the products are installed by a third party, arranged by the customer, and the project is declared operational. Retention amounts and length of retention periods may vary. All retention amounts outstanding as of December 31, 2019 are collectible within the next 12 months.

Inventories

Inventories consist of raw materials and finished goods. Inventories are stated at the lower of cost or estimated net realizable value using the weighted average method. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. See Note 3 for a detail of the components that comprise the inventory balance presented on the accompanying consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment acquired in the acquisition of Array are recorded at fair value at the date of acquisition net of accumulated depreciation and amortization; all other property, plant and equipment are recorded at cost, net of accumulated depreciation and amortization. Improvements, betterments and replacements which significantly extend the life of an asset are capitalized. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

A gain or loss on the sale of property, plant and equipment is calculated as the difference between the cost of the asset disposed of, net of depreciation, and the sales proceeds received. A gain or loss on an asset disposal is recognized in the period that the sale occurs.

Impairment of Long-Lived Assets

When events, circumstances or operating results indicate that the carrying values of long-lived assets might not be recoverable through future operations, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluation of each asset that includes quantitative analyses of net revenue and cash flows, review of recent sales of similar assets and market responses based upon discussions in connection with offers received from potential buyers. Management determined there was no impairment for the years ended December 31, 2018 and 2019.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Goodwill

Goodwill is evaluated for impairment annually or when events or circumstances occur indicating goodwill might be impaired. Guidance related to goodwill impairment testing provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company determines reporting units based on component parts of its business for which discrete financial information is available and reviewed regularly by management. The Company considers various events and circumstances when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount and whether an impairment analysis is necessary.

Amortizable and Other Intangible Assets

The Company amortizes identifiable intangible assets consisting of developed technology, customer relationships, contractual backlog and internal-use software modifications because these assets have finite lives. The Company’s intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Array Technologies trade name has been determined to have an indefinite life and, therefore, is not amortized but is subject to an annual impairment test or at any other time when impairment indicators exist.

Debt Discount/Deferred Financing Costs

Debt discount and financing costs incurred to issue debt are deferred and amortized using the effective interest method as a component of interest expense over the life of the related debt agreement. Amortization expense of debt discount and deferred financing costs was $3.0 million and $4.0 million, respectively, for the years ended December 31, 2018 and 2019.

Revenue Recognition - 2019

The Company recognized revenues from the sale of solar tracking systems and parts and determines its revenue recognition through the following steps (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue when, or as the performance obligation has been satisfied.

Performance Obligations

The Company’s contracts with customers are predominately accounted for as one performance obligation, as the majority of tasks and services is part of a single project or capability. As these contracts are typically a customized assembly for a customer-specific solution, the Company uses the expected cost-plus margin approach to estimate the standalone selling price of each performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. The Company analyzes its change orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

The Company’s change orders are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized. The majority of the Company’s contracts do not contain variable consideration provisions as a continuation of the original contract.

The Company’s performance obligations are satisfied predominately over-time as work progresses for its custom assembled solar systems, utilizing an output measure of completed products and based on the timing of the product’s shipments considering the shipping terms described in the contract.

Revenue recognized for the Company’s part sales are recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.

Contract Estimates

Accounting for contracts utilizing the over-time method and their expected cost-plus margins is based on various assumptions to project the outcome of future events that can exceed a year. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the availability and timing of funding from the customer. The Company reviews and updates its contract-related estimates each reporting period. The Company recognizes adjustments in estimated expected cost-plus on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the period it is identified.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the consolidated balance sheets. The majority of the Company’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. The changes in contract assets (i.e. unbilled receivables) and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings for the Company’s revenue recognized over-time. As of December 31, 2018 and 2019, contract assets consisting of unbilled receivables totaling $1.9 million and $16.1 million, respectively, are recorded within accounts receivable on the consolidated balance sheets on a contract-by-contract basis at the end of the reporting period. The Company also receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The changes in contract liabilities (i.e. deferred revenue) relate to advanced orders and payments received by the Company and are the result of customers looking to take advantage of certain U.S. federal tax incentives set to decrease at the end of 2019. Based on the terms of the tax incentives the customer must pay for the goods prior to December 31, 2019 which accounts for the increase in the advanced orders and payments and the resulting deferred revenue. As of December 31, 2018 and 2019, contract liabilities consisting of deferred revenue were $21.8 million and $328.8 million, respectively and were recorded on a contract-by-contract basis at the end of each reporting period. During the years ended December 31, 2018 and 2019, the Company converted $14.4 million and $21.8 million of deferred revenue to revenue, respectively, which represented 100% of the prior years deferred revenue balance.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Remaining Performance Obligations

As of December 31, 2019, the Company had $434.9 million of remaining performance obligations. The Company expects to recognize revenue on 100% of these performance obligations in 2020.

Practical Expedients and Exemptions

The Company has elected to adopt certain practical expedients and exemptions as allowed under the new revenue guidance such as, (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) there is no adjustment related to the effects of significant financing components as the contract term is less than one year, (iii) excludes the collected sales tax amounts from the calculation of revenue, and (iv) the election to account for shipping and handling activities that are incurred after the customer obtained control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated. As such, reimbursement by the Company’s customers for shipping and handling costs for delivery of the Company’s products are recorded as revenue in the accompanying consolidated statements of operations and totaled $16.4 million and $22.9 million for the years ended December 31, 2018 and 2019, respectively. Shipping and handling expenses are included as a component of cost of revenue as incurred and totaled $20.1 million and $17.3 million for the years ended December 31, 2018 and 2019, respectively.

Revenue Recognition - 2018

Products are sold by the Company for cash-in-advance and on credit. Revenue is recognized when persuasive evidence of an agreement exists and upon delivery and acceptance, or earlier if required by shipping terms, provided title is transferred, prices are fixed or determinable, and collection is deemed probable. Revenues are presented net of sales, use, value-added and other excise taxes collected by the Company that are remitted to various governmental authorities.

Warranty Obligations

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from two to twenty years from customer acceptance. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary.

Income Taxes

The Company provides for income taxes based on the provisions of FASB ASC Topic 740, Income Taxes, which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax rates in effect at the date of the consolidated financial statements. A valuation allowance is provided to reduce deferred income tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be recognized. Provision for estimated income taxes is based upon elements of income and expense reported in the consolidated statements of operations. The Company also files certain corporate state income tax returns. Generally, the Company is subject to examination by U.S. federal (or state or local) income tax authorities for three years from the filing of a tax return. The current provision for income taxes represents actual

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. Adjustments for penalties and interest, if any, are also reflected in the current year tax provision or benefit.

The Company determines whether uncertain tax positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The Company recognizes interest and penalties related to unrecognized tax benefits within the interest expense line and other expense line, respectively, in the consolidated statements of operations. Accrued interest and penalties are included within the related liability lines in the consolidated balance sheets.

Equity-Based Compensation

The Company recognizes equity-based compensation expense based on the equity award’s grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the underlying unit price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period.

Earnings per Unit (“EPU”)

Basic earnings (loss) per unit, or EPU, is computed by dividing net income (loss) available to unit holders by the weighted average units outstanding during the period. Diluted EPU takes into account the potential dilution that could occur if securities or other contracts to issue units, such as stock options and unvested restricted stock units, were exercised and converted into units. Diluted EPU is computed by dividing net income (loss) available to unit holders by the weighted average units outstanding during the period, increased by the number of additional units that would have been outstanding if the potential units had been issued and were dilutive.

Credit Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The Company has no significant off balance sheet concentrations of credit risk. The Company maintains its cash with financial institutions that are believed to be of high credit quality and has not experienced any material losses relating to any cash and restricted cash. As of December 31, 2018 and 2019, $40.1 million and $360.9 million, respectively, of the Company’s bank balances were uninsured and uncollateralized and exposed to custodial credit risk.

The Company’s customer base consists primarily of solar contractors. The Company does not require collateral on its trade receivables. For the year ended December 31, 2018, the Company’s largest customer and five largest customers constituted 17.5% and 50.9% of total revenues, respectively. Two customers make up 28.3% of revenue and are the only customers constituting greater than 10% of total revenue. For the year ended December 31, 2019, the Company’s largest customer and five largest customers constituted 17.2% and 50.1% of total revenues, respectively. Two customers make up 28.7% of revenue and are the only customers constituting

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

greater than 10% of total revenue. The loss of any one of the Company’s top five customers could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2018, the Company’s largest customer and five largest customers constituted 11.6% and 26.5% of trade accounts receivable, respectively. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. The Company continually evaluates its reserves for potential credit losses and establishes reserves for such losses.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Assets valued using Level 1 inputs are determined by quoted market prices derived from an active market and Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Level 3 inputs are valued by management’s assumptions about the assumptions the market participants would utilize in pricing the asset.

The fair values of the Company’s cash, restricted cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company’s notes payable and related party loans approximates their fair values, as they are based on current market rates at which the Company could borrow funds with similar terms.

The Company follows the provisions of FASB ASC Topic 820-10 for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company, this applies to certain nonfinancial assets and liabilities acquired in business combinations and measurement of goodwill impairment and non-amortizable intangibles and is thereby measured at fair value. The Company has determined such fair value primarily by third-party valuations.

New Accounting Standards

Adopted in 2019

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” with the intent of significantly enhancing consistency and comparability of revenue recognition practices across entities and industries. ASU No. 2014-09 supersedes the revenue recognition guidance in Topic 605, Revenue Recognition. The new standard establishes a single, principle-based five-step model to be applied to all contracts with customers and introduces new and enhanced disclosure requirements. It also requires the use of more estimates and judgments than the present standards in addition to additional disclosures. The Company has

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

reviewed its various customer arrangements in order to determine the impact the new accounting guidance for revenue recognition will have on its consolidated financial statements and related disclosures. The Company adopted this, on January 1, 2019, using a modified retrospective approach for those contracts not completed at the date of initial adoption. There was no significant impact to its consolidated financial statements, due to the value and satisfaction of performance obligations occurred at a materially similar value and timing as recorded utilizing previous accounting treatment, other than additional disclosures contained herein.

To be Adopted

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) “Leases” which supersedes the lease recognition requirements in ASC Topic 840, “Leases.” Under ASU No. 2016-02, lessees are required to recognize assets and liabilities on the consolidated balance sheets for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. For companies that are not emerging growth companies (“EGCs”), the ASU is effective for fiscal years beginning after December 15, 2018. For EGCs, the ASU is effective for fiscal years beginning after December 15, 2021. The Company will adopt the new standard using the modified retrospective method, under which the Company will apply Topic 842 to existing and new leases as of January 1, 2022, but prior periods will not be restated and will continue to be reported under Topic 840 guidance in effect during those periods. The Company anticipates that the adoption will not have a material impact on its consolidated statements of operations or its consolidated statements of cash flows but expects to recognize right-of-use assets and liabilities for lease obligations associated with its operating leases. The Company’s operating lease arrangements are discussed in Note 12.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses, which was subsequently amended by ASU No. 2018-19 and ASU No. 2019-10, requires the measurement of expected credit losses for financial instruments carried at amortized cost held at the reporting date based on historical experience, current conditions and reasonable forecasts. The updated guidance also amends the current other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Company will continue to assess the possible impact of this standard, but currently does not expect the adoption of this standard will have a significant impact on its consolidated financial statements and its limited history of bad debt expense relating to trade accounts receivable.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement against or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”), which is intended to simplify various aspects of the accounting for income taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for fiscal

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

3.	Inventories

Inventories consist of the following at December 31, (in thousands):

	2018	2019
Raw materials	$6,512	$62,923
Finished goods	52,118	90,301
Reserve for excess or obsolete inventory	(3,458)	(5,200)

Total	$55,172	$148,024

4.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, (in thousands):

	Estimated Useful Lives (Years)	2018	2019
Land	N/A	$1,340	$1,340
Buildings and land improvements	15-39	2,448	2,464
Manufacturing equipment	7	10,954	12,631
Furniture, fixtures and equipment	5-7	332	277
Vehicles	5	123	140
Hardware and software	3-5	358	398

		15,555	17,250
Less: accumulated depreciation		(4,526)	(6,590)

Total		$11,029	$10,660

Depreciation expense was $1.9 million and $2.1 million, respectively, for the years ended December 31, 2018 and 2019, of which $1.7 million and $1.8 million, respectively, has been allocated to cost of revenue and $0.2 thousand and $0.3 thousand, respectively, is included in depreciation and amortization in the accompanying consolidated statements of operations for the years ended December 31, 2018 and 2019.

5.	Goodwill and Other Intangible Assets

Goodwill

Goodwill relates to the acquisition of Array. At the acquisition date, July 8, 2016, goodwill was $121.6 million. At December 31, 2018 and 2019 goodwill totaled $69.7 million, net of accumulated impairment of $51.9 million and is not deductible for tax purposes.

During 2018, the Company early adopted the guidance contained in ASU No. 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which removes the step 2 requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Goodwill impairment is the amount by which the Company’s single reporting unit carrying value exceeds its fair value, not to exceed the

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

recorded amount of goodwill. To estimate the fair value of the Company’s equity, the Company used both a market approach based on the guideline companies’ method (“Market Comparable Approach”), and an income approach based on a discounted cash flow analysis.

The Market Comparable Approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows and long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any company specific risk factors. The value indicated by both methods was weighted to arrive at a concluded value.

The Company completes its annual goodwill impairment test as of year-end. At December 31, 2018 and 2019, the fair value of the reporting unit was in excess of the carrying value; therefore, there was no impairment.

Non-Amortizable Intangible Asset

The Company also completed its annual impairment test for its other non-amortizable asset (Trade Name) by comparing the estimated fair value to the carrying value of such asset. Based on the results of the Company’s tests, it recorded no impairment charges for the years ended December 31, 2018 or 2019.

Other Intangible Assets

Other intangible assets consisted of the following at December 31, (in thousands):

	Estimated Useful Lives (Years)	2018	2019
Amortizable:
Costs:
Developed technology	14	$203,800	$203,800
Customer relationship	10	89,500	89,500
Internal-use software modification costs	2.5	4,356	4,356

Total Amortizable Intangibles		297,656	297,656

Accumulated amortization:
Developed technology		36,119	50,676
Customer relationship		22,206	31,157
Internal-use software modification costs		871	2,613

Total Accumulated Amortization		59,196	84,446

Total Amortizable Intangibles, Net		238,460	213,210

Non-amortizable costs:
Trade name		10,300	10,300

Total Other Intangible Assets, Net		$248,760	$223,510

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Amortization expense related to intangible assets amounted to $26.5 million and $25.2 million for the years ended December 31, 2018 and 2019, respectively. Estimated future annual amortization expense for the above amortizable intangible assets are as follows (in thousands):

For the Year Ended December 31,	Amortization Expense
2020	$25,250
2021	23,507
2022	23,507
2023	23,507
2024	23,507
Thereafter	93,932

$213,210

6.	Income Taxes

The provision for income taxes charged to operations consists of the following for the years ended December 31, (in thousands):

	2018	2019
Current Expense:
Federal	$31	$1,709
State	99	803

	130	2,512
Deferred Expense (Benefit):
Federal	(15,955)	20,576
State	(4,107)	1,746

	(20,062)	22,322

Total Income Tax Expense (Benefit)	$(19,932)	$24,834

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31, (in thousands):

	2018	2019
Deferred Tax Assets:
Bad debts	$1,817	$37
Inventories	1,116	1,632
Accrued warranties	447	599
Accrued compensation	613	843
Contingent Consideration - TRA	4,654	—
Net operating loss	11,169	795
Disallowed interest	4,345	—
Other	589	124

Deferred Tax Assets	24,750	4,030
Valuation allowance	(253)	(208)

Deferred Tax Assets, net	24,497	3,822

Deferred Tax Liabilities:
Property, plant, and equipment	(1,217)	(1,093)
Intangible assets	(16,811)	(18,582)

Deferred Tax Liabilities	(18,028)	(19,675)

Deferred Tax Asset (Liability), net	$6,469	$(15,853)

A reconciliation of income tax expense (benefit) computed at the federal statutory rate of 21% for the years ended December 31, 2018 and 2019 to actual income tax expense at the Company’s effective rate is as follows (in thousands):

	2018	2019
Income tax expense (benefit) at federal statutory rate	$(16,947)	$13,562
State income taxes	(3,365)	2,049
Permanent differences:
Derecognition of tax assets from IRS examination	—	9,284
Equity based compensation	—	168
Contingent consideration	49	134
Credits	—	(284)
Other nondeductible expenses	48	40
Foreign income benefit	—	(155)
Change in valuation allowance	253	(45)
Other	30	81

Total Income Tax Expense (Benefit)	$(19,932)	$24,834

The Company files income tax returns in the U.S. federal jurisdiction and in multiple states. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2014.

As of December 31, 2019, the Company has no federal income tax net operating loss (“NOL”) carryforwards. The Company has state income tax NOL carryforwards of approximately $14.7 million that will expire in future years beginning in 2036.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

The Company’s 2017 federal income tax return was selected for examination by the IRS in 2018. As a result of the examination, an adjustment related to the value allocated to the developed technology for tax purposes was potentially required. During 2019, the Company settled the 2017 examination and agreed to a reduction in the developed technology value from $210 million to $188 million for federal income tax purposes. As a result of this change in the value of the acquired developed technology, the Company has reduced its NOL carryforwards by approximately $2.8 million for previously taken amortization and increased the deferred tax liability related to the revised patent tax basis by approximately $4.6 million. In addition, the Company will no longer receive the tax basis upon payment of the Tax Receivable Agreement (“TRA”) liability, the related deferred tax asset of $4.7 million for the TRA was also written off during 2019. The adjustments resulting from the change in patent value have been recorded as an income tax expense in the above rate reconciliation for the year ended December 31, 2019.

TRA - Refer to Note 12, Commitments and Contingencies, for detail on the TRA, which was contingent consideration at the time of the Array acquisition.

Realization of deferred tax assets associated with net operating loss carryforwards is dependent upon generating sufficient taxable income in the appropriate jurisdictions prior to their expirations, if any expiration. The existence of reversing temporary differences supports the recognition by the Company of certain deferred tax assets. It is not more likely than not that those deferred tax assets from certain state net operating loss carryforwards would be realized due to the Company’s lack of earnings history and as such the Company has established a valuation allowance of $253 thousand and $208 thousand for the years ended December 31, 2018 and 2019, respectively.

ASC 740, Income Taxes, addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. In accordance with ASC 740, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company’s assessments of its tax positions in accordance with ASC 740 did not result in changes that had a material impact on results of operations, financial condition or liquidity. The Company has no unrecognized income tax benefits at either December 31, 2018 or 2019.

7.	Accrued Warranty Reserve

The following table summarizes the activity related to the estimated accrued warranty reserve during the years ended December 31, (in thousands):

	2018	2019
Beginning balance	$2,916	$1,935
Provision for warranties issued	759	2,473
Payments	(886)	(730)
Warranty expirations	(854)	(1,086)

Ending balance	$1,935	$2,592

8.	Term Loan, Revolving Loan and Letter of Credit Facility

The Company had a Term Loan Credit and Guarantee Agreement (Term Loan) as amended. The Term Loan was secured by assets of ATI Investment. The Term Loan was payable in quarterly installments of $5 million. As of

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

December 31, 2018 and 2019, the Term Loan had a balance of $82.7 million and $57.7 million, respectively. The Term Loan accrues interest equal to applicable margin of 6.25% plus base rate (Base Rate Loan) (8.96% at December 31, 2019). The balance of the Term Loan is presented in the accompanying consolidated balance sheets net of debt discount and issuance costs of $3.4 million and $1.8 million at December 31, 2018 and 2019, respectively. The Term Loan has an annual excess cash flow calculation which could require the Company to make advance principal payments. At December 31, 2019, the excess cash flow calculation resulted in the Term Loan be classified as current on the accompanying consolidated balance sheet. The Company paid the outstanding amount due on the Term Loan on February 2, 2020 and settled all obligations with respect to the Term Loan.

The Company also has a credit facility (Revolving Loan) as amended which has a commitment of $47.5 million and matures on June 23, 2021. As of December 31, 2018 and 2019, the Revolving Loan had an outstanding balance of $39.1 million and $70 thousand, respectively. The Revolving Loan had $28.7 million in letters of credit outstanding and availability of $18.7 million at December 31, 2019. The Revolving Loan accrues interest at base rate plus applicable margin (5.75% at December 31, 2019). The borrowings under the Revolving Loan requires the borrower to maintain a lockbox with the lender and are considered short term obligations. As a result, the Revolving Loan is classified as a current liability in the accompanying consolidated balance sheets.

The Revolving Loan and Term Loan subject the Company to a number of restrictive covenants, including financial covenants. These financial covenants include a minimum fixed charge coverage ratio, net leverage ratio, EBITDA, and excess cash flow percentage, as defined in the Revolving Loan and Term Loan Credit Facility. As of December 31, 2019, the Company was in compliance with all the required covenants.

Letter of Credit Facility

On December 16, 2019, the Company entered into a letter of credit facility (“LC Facility”) to provide customers with additional credit support in the form of a standby letter of credit to secure the Company’s performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of solar projects. The LC Facility has a commitment of $100.0 million in standby letters of credit and expires August 31, 2020. At December 31, 2019, the Company had $51.0 million in outstanding standby by letters of credit outstanding, secured by cash collateral.

9.	Related Party Loans

On December 7, 2018, the Company received proceeds under a $12 million uncollateralized demand promissory note with a company controlled by a unit holder of the Parent. The note bore interest based on the Company’s internal cost of capital plus 1.35% and was fully repaid by the Company, including accrued interest expense of $27 thousand on December 21, 2018.

On August 22, 2018, the Company entered into a $38.6 million senior secured promissory note (the “Senior Secured Loan”) with a unit holder of the Parent that bears interest at a stated rate of 12% per year, is collateralized by 100% of the common stock in ATI Investment and was originally due on February 22, 2020 but extended as described in Note 18 - Subsequent Events. Interest payments on the Senior Secured Loan are due quarterly and are based on the division of the Senior Secured Loan into two tranches: a $22.5 million tranche (“Tranche A”) that requires cash interest payments and; a $16.1 million tranche (“Tranche B”) that provides for payments in kind (“PIK”) through the addition of accrued interest to the principal balance.

The Senior Secured Loan included an up-front fee to the lender of $3.5 million, treated as an original issue discount, payment of $0.1 million in legal fees and the deposit of $1.9 million for future payments of Tranche A

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

interest. The effective interest rate on the Senior Secured Loan, after consideration of up-front and legal fees, is approximately 19%. The balance of the Senior Secured Loan, presented in the accompanying consolidated balance sheets net of debt discount and issuance costs, is $36.6 million and $41.8 million at December 31, 2018 and 2019, respectively.

The Senior Secured Loan is subject to the restrictive covenants included in the Revolving Loan and Term Loan (see Note 8) and includes prohibitions on incurring additional indebtedness, making equity distributions and receiving equity contributions as described in the senior secured loan agreement.

For the years ended December 31, 2018 and 2019, interest expense totaled $2.6 million and $7.3 million, respectively, which consisted of cash interest, PIK interest and amortization of the debt discount.

10.	Revenues

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers by those sales recorded over-time and sales recorded at a point in time. The following table presents the Company’s revenue disaggregated by sales recorded over-time and sales recorded at a point in time for the year ended December 31, 2019 as follows (in thousands):

2019
Over-time Revenues	$599,863
Point in time Revenues	48,036

Total Revenue	$647,899

11.	Earnings (Loss) per Unit

The following table sets forth the computation of basic and diluted earnings (loss) per unit for the years ended December 31, (in thousands, except per unit amounts):

	2018	2019
Basic and Diluted:
Net income (loss)	$(60,764)	$39,745
Weighted-average units	1	1
Basic and diluted earnings (loss) per unit	$(60,764)	$39,745

There are 22,326,253 shares of Class B units of the Parent issued to certain employees of the Company which were not included in the calculation of basic or diluted EPU for the year ended December 31, 2019 as the Class B units do not represent potential units of the Company.

12.	Commitments and Contingencies

Leases

For the Year Ended December 31,
2020	$6,337
2021	5,990
2022	5,378
2023	28

$17,733

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

For the year ended December 31, 2019, the Company recorded lease expenses associated with its operating leases in cost of revenue and general and administrative within its consolidated statements of operations totaling $1.5 million and $0.3 million, respectively.

Litigation

The Company, in the normal course of business, is subject to claims and litigation. Management believes that there are no outstanding claims or assessments against the Company that would result in a material unfavorable outcome.

Contingent Consideration

TRA

Concurrent with the acquisition of Array, the Company entered into a TRA with the former majority shareholder of Array. The TRA is valued based on the future expected payments under the agreement. The TRA provides for the payment by the Company to the former owners for certain federal, state, local and non-U.S. tax benefits deemed realized in post-closing taxable periods by Array, from the use of certain deductions generated by the increase in the tax value of the developed technology. The TRA is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the accompanying consolidated statements of operations. At December 31, 2018 and 2019, the fair value of the TRA was $17.2 million and $17.8 million, respectively.

Estimating the amount of payments that may be made under the TRA is by nature imprecise. The significant fair value inputs used to estimate the future expected TRA payments to the former owners include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the TRA.

The Company re-measured the TRA as part of an IRS settlement in 2019 in which the recognized value of developed technology was reduced. See Note 6 - Income Taxes. The Company recognized a gain of $2.7 million resulting from the reduction in the fair value of the TRA.

Payments made under the TRA consider tax positions taken by the Company and are due within 125 days following the filing of the Company’s U.S. federal and state income tax returns under procedures described in the agreement. The current portion of the TRA liability is based on tax returns. The TRA will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the TRA.

As of December 31, 2019, the undiscounted future expected payments under the TRA are as follows (in thousands):

For the Year Ended December 31,
2020	$6,293
2021	1,746
2022	1,746
2023	1,746
2024	1,746
2025 and thereafter	9,033

$22,310

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Earn-Out Liability

The Company is required to pay the selling shareholders of Array future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares held by the acquirer to a third party; initial public offering of the equity securities of the Parent, acquirer or the Company; the sale of equity securities or assets of the Parent, acquirer or the Company to a third-party; or a merger, consolidation, recapitalization or reorganization of the Parent, acquirer or the Company. The maximum aggregate earn-out consideration is $25.0 million.

The earn-out liability is included in contingent consideration in the accompanying consolidated balance sheets in the amount of $0.4 million at December 31, 2018 and 2019.

The fair value of the earn-out liability was initially determined as of the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of future cash flows, the probability of a qualifying event occurring, and a risk-free rate used to adjust the probability-weighted cash flows to their present value. Subsequent to the acquisition date, at each reporting period, the earn-out liability is re-measured to fair value with changes in fair value recorded in general and administrative in the accompanying consolidated statements of operations. Re-measurement of the earn-out liability at December 31, 2018 and 2019 resulted in no change in the fair value for the years ended December 31, 2018 and 2019.

The following table summarizes the liability related to the estimated contingent consideration during the years ended December 31, (in thousands):

	TRA	Earn-Out Liability	Contingent Consideration
Balance, December 31, 2017	$17,993	$442	$18,435
Fair value adjustment	(825)	—	(825)

Balance, December 31, 2018	17,168	442	17,610
IRS settlement	(2,727)	—	(2,727)
Fair value adjustment	3,367	—	3,367

Balance, December 31, 2019	$17,808	$442	$18,250

The TRA and earn-out liabilities require significant judgment and are classified as Level 3 in the fair value hierarchy.

13.	Equity Based Compensation

The Company accounts for equity grants to employees (Class B units of the Parent) as equity based compensation under ASC 718, Compensation-Stock Compensation. The Class B units contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest in the Parent. Equity based compensation cost is measured at the grant date fair value and is recognized on a straight-line basis over the requisite service period, including those units with graded vesting with a corresponding credit to additional paid-in capital as a capital contribution from the Parent. However, the amount of equity based compensation at any date is equal to the portion of the grant date value of the award that is vested.

The Class B units issued to employees are measured at fair value on the grant date using an option pricing model. The Company utilizes the estimated weighted average of the Company’s expected fund life dependent on various

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

On November 19, 2019, the Parent issued 22,326,653 Class B units to certain employees of the Company. For the year ended December 31, 2019, the Company recognized $0.8 million in equity based compensation. At December 31, 2019, the Company had $8.2 million of unrecognized compensation costs related to Class B units which is expected to be recognized over a weighted average period of 3.25 years. There were no forfeitures during 2019.

14.	Employee Benefit Plan

The Company sponsors a qualified defined contribution 401(k) plan (“the Plan”). The Plan covers employees who have completed ninety days of service and who have attained the age of 18. The Plan allows eligible employees to contribute their compensation to the Plan on either a pre-tax basis or Roth basis up to the annual limit allowed by law. Annually, the Company, at its discretion, may elect to contribute matching contributions or profit-sharing contributions to the Plan. During the years ended December 31, 2018 and 2019, the Company made matching contributions of $0.3 million and $0.6 million, respectively.

15.	Sales/Use Tax Examination

The Company is currently under audit by the State of California regarding sales/use tax for the period from December 1, 2011 to September 30, 2015. At December 31, 2018 and 2019, the Company recorded a sales tax payable of $0.7 million and $1.4 million, respectively, which includes estimated penalties and interest. As the period under examination relates to the pre-acquisition period and the Company has indemnification from the selling shareholders, the Company has also recorded a receivable totaling $0.7 million and $1.4 million at December 31, 2018 and 2019, respectively.

16.	Related Party Transactions

Accounts Payable - Related Party

The Company had $7.2 million and $5.9 million at December 31, 2018 and 2019, respectively, of accounts payable-related party with the former shareholders of Array and current unit holder of the Parent. The payables relate to a Federal tax refund related to the pre-acquisition periods, restricted cash at acquisition date which were due to the sellers of Array upon release of the restriction offset by a receivable related to a sales/use tax audit from the pre-acquisition period for which the seller provided the Company with indemnification. The Company paid the $5.9 million outstanding at December 31, 2019 subsequent to year end.

Related Party Loans - see Note 9

Contingent Consideration - see Note 12

17.	Geographic Information

Summary information about geographic areas:

ASC 280 (“Segment Reporting”) establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment and derives revenues from selling its product. The Company’s long-lived assets are located in the United States.

Revenues within geographic areas based upon Customers’ project location for the years ended December 31, (in thousands):

	2018	2019
United States	$218,380	$563,157
Australia	51,450	51,531
Rest of the world	20,953	33,211

Total Revenues	$290,783	$647,899

18.	Subsequent Events

Amendment to Revolving Loan

On March 23, 2020, the Company amended its Revolving Loan to increase the commitment from $47.5 million to $100.0 million and extend the maturity date March 23, 2025 on similar terms.

Related Party Loan

On February 23, 2020, the Senior Secured Loan was amended to extend the due date to March 22, 2020. On March 20, 2020 the loan was again amended (“Fourth Amendment”) to extend the due date to require 50% of the principal to be paid on June 22, 2020 and the remaining unpaid balance to be paid September 22, 2020. The Fourth Amendment increased the interest rate on the Senior Secured Loan to 18% from its effective date to provide for PIK payment of the April 1, 2020 Tranche A interest of $0.6 million. The Company made a $21.7 million principal payment per the amendment on June 22, 2020 and paid the related party loan in full on July 31, 2020.

Class B Units in the Parent

In May 2020, certain employees of the Company received 4,344,941 Class B Units in the Parent.

Economic Developments

The Company is monitoring the recent global health emergency driven by the potential impact of the COVID-19 virus, along with global supply and demand dynamics. The extent to which these events may impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time. Though the Company has thus far avoided significant impact to performance of operations as the global crisis enters its fourth month, the Company could encounter project delays due to impacts on suppliers, customers, or others. The duration and intensity of these impacts and resulting disruption to the Company’s operations is uncertain and continues to evolve as of the date of this report. Accordingly, management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the President of the United States signed into law the CARES Act. The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improved property.

The Company continues to examine the impact that the CARES Act may have on our business. The Company began deferring the employer portion of social security payments in April 2020. In June 2020, the Company filed a carryback claim for a tentative refund of $13.0 million pursuant to the CARES Act that extended NOL carryback provisions.

The Company has reviewed subsequent events through August 11, 2020, the date these consolidated financial statements were available to be issued and has identified no other events that would require recognition or disclosure in these consolidated financial statements other than those disclosed herein.

            Shares

ARRAY TECHNOLOGIES, INC.

Common Stock

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the                 listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		2,000
listing fee		*
Printing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total:	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, we will convert into a Delaware corporation and change our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. Upon completion of this conversion, we will be subject to the DGCL.

Section 145 of the DGCL authorizes a corporation’s Board of Directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the DGCL, the by-laws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant is not obligated pursuant to the by-laws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s Board of Directors or brought to enforce a right to indemnification.

•

The rights conferred in the by-laws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the by-law provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant also maintains directors’ and officers’ insurance to insure such persons against certain liabilities.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since July 8, 2016, we have sold the following of our securities to the following entities and individuals as at the times set forth below:

No underwriters were involved in the sales and certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

The issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions not involving a public offering or Rule 701 thereunder.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Item 16.	Exhibits

Exhibit Number	Document

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation

3.2**	Form of Amended and Restated By-Laws

4.1**	Specimen Common Stock Certificate of the Registrant

5.1**	Opinion of Kirkland & Ellis LLP

10.1**	Amended and Restated ABL Credit and Guarantee Agreement, dated as of March 23, 2020 by and among ATI Investment Holdings, Inc., Wells Fargo Bank, National Association, as administrative agent, and the lenders from time to time party thereto

10.2**	Form of Registration Rights Agreement

10.3**	Tax Receivable Agreement, dated as of July 8, 2016 between Array Technologies, Inc. and Ron P. Corio

10.4**	Form of Array Technologies, Inc. 2020 Long-Term Incentive Plan

21.1**	List of Subsidiaries of the Registrant

23.1**	Consent of BDO USA, LLP, independent registered public accounting firm

23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included in signature page)

**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Array Technologies, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico on                , 2020.

Array Technologies, Inc.

By:
Name: Jim Fusaro Title: Chief Executive Officer

POWER OF ATTORNEY

Each officer and director of Array Technologies, Inc. whose signature appears below constitutes and appoints Jim Fusaro and Nipul Patel, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said each attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Jim Fusaro	Chief Executive Officer (Principal Executive Officer)

* Nipul Patel	Chief Financial Officer (Principal Financial and Accounting Officer)

*	Director

*	Director

*	Director

*	Director

Signature	Title	Date

*	Director

*	Director

*	Director

*-	Director

*	Director

*	Director

*	As Attorney-in-Fact

By: